FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    July 2008

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2008	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

INDEX

1.	Option Agreement Dated July 8, 2008

2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the "Company")

16360 Park Ten Place, Suite 217

Houston, Texas 77084

Item 2	Date of Material Change
July 8, 2008
Item 3	News Release

Issued July 9, 2008 and distributed through the facilities of Business Wire.

Item 4	Summary of Material Change

The Company has entered into an option agreement with Eldorado Gold Corporation ("Eldorado") dated July 8, 2008 (the "Agreement") with respect to the Tocantinzinho Project, Tapajos District, Para State, Brazil (the "Project"), pursuant to which Eldorado has been granted the right to earn options exercisable to acquire an aggregate up to a 75% interest in the Project.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

The Agreement entitles Eldorado to earn an option to acquire an initial 60% interest in the Project exercisable by paying to the Company $40 million, a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Project by paying to the Company an additional $30 million, subject to an increase as described below to up to $40 million based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million to the Company. (All amounts are in Canadian dollars.)

To earn the first option, Eldorado is required to invest $8.36 million by way of a private placement of 8.8 million units of the Company at $0.95 per unit, and incur expenditures of $9.5 million on the Project over a two-year period, or pay the Company an equal amount in cash. A joint venture (ELD: 60%/BZO: 40%) will be formed upon exercise of the first option with each party contributing its pro rata share of expenditures.

If the feasibility study upon which a construction decision on the Project is made outlines between 2 and 2.5 million proven and probable ounces of gold, the second option exercise price will be increased from $30 million to $35 million. If it outlines more than 2.5 million proven and probable ounces of gold, the second option exercise price will be $40 million.

Each of the 8.8 million units issued to Eldorado will comprise one share and one share purchase warrant with two warrants entitling Eldorado to purchase one additional share at the price of $1.30 for a period of 18 months.

The Agreement provides that Eldorado will be the operator of the Project and first operator of the joint venture.

In connection with the Agreement the Company has granted Eldorado a right of first offer to joint venture or purchase any other properties owned or acquired by the Company in Brazil for the duration of the joint venture, if one is formed, and otherwise for a period of one year following expiry of the option. Subject to the right to purchase shares from time to time to maintain its fully diluted interest in the Company of up to 20% of the outstanding voting shares, Eldorado has agreed not to acquire or make a proposal to acquire additional securities of the Company without the prior agreement of the Company prior to exercise of the second option. Eldorado has agreed for a limited time to vote the shares it owns in favour of the election of directors nominated by management at the Company’s annual general meetings.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Contact:	Mark E. Jones, President and CEO
Telephone:	(281) 579-3400
Item 9	Date of Report
July 18, 2008

EXHIBIT 1

OPTION AGREEMENT

made between

ELDORADO GOLD CORPORATION

and

BRAZAURO RESOURCES CORPORATION

and

JAGUAR RESOURCES DO BRASIL LTDA

and

MINERAÇAO CACHAMBIX LTDA

in respect of the

Tocantinzinho Project, Tapajos District, Para State, Brazil

July 8, 2008

TABLE OF CONTENTS

Page	Page

ARTICLE 1 INTERPRETATION
  1.1     Definitions
  1.2     Included Words
  1.3     Headings
  1.4     Interpretation
  1.5     Entire Agreement
  1.6     References
  1.7     Currency
  1.8     Knowledge
  1.9     Schedules
  1.10   Severability
  1.11   Calculation of Time
ARTICLE 2 REPRESENTATIONS AND WARRANTIES
  2.1     Mutual Representations and Warranties
  2.2     BZO Parties Representations and Warranties
  2.3     ELD Representations and Warranties
  2.4     Survival of Representations and Warranties
  2.5     Indemnity
ARTICLE 3 FIRST OPTION
  3.1     Grant of First Option
  3.2     Conditions of Exercise of First Option
  3.3     Cash in Lieu
  3.4     Expenditure Statement and Audit
  3.5     Excess Expenditures
  3.6     Exercise of First Option
  3.7     Formation of Joint Venture
  3.8     ELD’s Election to Terminate
  3.9     First Option Termination
  3.10   Additional Termination Rights
  3.11   Termination Consequences
ARTICLE 4 SECOND OPTION
  4.1     Grant of Second Option
  4.2     Conditions of Exercise of the Second Option
  4.3     Exercise of Second Option
  4.4     ELD’s Election to Terminate
  4.5     Second Option Termination
  4.6     Termination Consequences
ARTICLE 5 THIRD OPTION
  5.1     Grant of Third Option
  5.2     Conditions of Exercise of the Third Option
  5.3     Exercise of Third Option
  5.4     ELD’s Election to Terminate
  5.5     Third Option Termination
  5.6     Termination Consequences
ARTICLE 6 SECURITIES PURCHASE
  6.1     Unit Subscription
  6.2     Approvals
  6.3     Property Payments
  6.4     Voting
ARTICLE 7 STANDSTILL
  7.1     Standstill
  7.2     Incidental Acquisition of BZO Securities
  7.3     Acquisition Proposal Prohibition
  7.4     Financing Right
ARTICLE 8 DUE DILIGENCE
  8.1     Access to Information
  8.2     Due Diligence Condition

1 1 10 10 10 11 11 11 11 11 11 12 12 12 12 17 17 17 17 17 17 18 18 18 18 19 19 19 19 19 20 20 20 20 20 20 21 21 21 21 21 21 22 22 22 22 22 22 22 23 23 23 23 24 24 24 25

  8.3     Completion
ARTICLE 9 RIGHTS AND OBLIGATIONS
  9.1     Operator
  9.2     Operator’s Obligations
  9.3     Emergency Expenditures during the First Option
            Period
  9.4     Obligations to Inform
  9.5     Registered Title during the First Option Period
  9.6     Abandonment of Mineral Rights during First
            Option Period
  9.7     Environmental Co-Operation
  9.8     Project Funding
ARTICLE 10 JOINT VENTURE
  10.1   Formation of Joint Venture
  10.2   Joint Venture Company
ARTICLE 11 TRANSFERS
  11.1   Limitations on Transfers
  11.2   Exceptions
  11.3   Conditions of Transfers
ARTICLE 12 OTHER BZO PROPERTIES
  12.1   ROFO
ARTICLE 13 FORCE MAJEURE
  13.1   Events
  13.2   Effect of Intervening Events
  13.3   Obligation to Remove Intervening Events
  13.4   Giving Notice
ARTICLE 14 CONFIDENTIAL INFORMATION
  14.1   Confidential Information
  14.2   Fraudulent or Negligent Disclosure
  14.3   Information in Public Domain
  14.4   Press Release
  14.5   Request to Disclose
ARTICLE 15 DISPUTE RESOLUTION
  15.1   Arbitration
ARTICLE 16 Area of Interest
  16.1   All Parties
  16.2   ELD
ARTICLE 17 INDEMNITY DURING OPTION PERIOD
  17.1   Indemnity
  17.2   Survival
This Article 17 shall survive termination of this Agreement
ARTICLE 18 NOTICE
  18.1   Notice
ARTICLE 19 GENERAL
  19.1   Other Activities and Interests
  19.2   TSX Venture Exchange Approval
  19.3   No Waiver
  19.4   Further Assurances
  19.5   Manner of Payment
  19.6   Enurement
  19.7   Special Remedies
  19.8   Governing Law
  19.9   Time of the Essence
  19.10 Counterparts

25 25 25 25 27 27 27 27 27 28 28 28 28 28 28 28 29 29 29 30 30 30 30 30 30 30 31 31 31 31 31 31 32 32 32 33 33 33 33 33 34 34 34 34 35 35 35 35 35 35 35

SCHEDULE A – PROPERTY DESCRIPTION

SCHEDULE B - JOINT VENTURE TERMS

SCHEDULE C - NET SMELTER RETURNS ROYALTY

-i-

OPTION AGREEMENT

THIS AGREEMENT made as of the 8th day of July, 2008.

BETWEEN:

ELDORADO GOLD CORPORATION

(“ELD”)

AND:

BRAZAURO RESOURCES CORPORATION

(“BZO”)

AND:

JAGUAR RESOURCES DO BRASIL LTDA

(“JAG”)

AND:

MINERAÇAO CACHAMBIX LTDA

(“Cachambix”)

WHEREAS:

JAG and Cachambix are Affiliates of BZO through which BZO holds its interest in the Project and the Parties wish to document an agreement under which ELD will acquire from BZO, JAG and Cachambix (collectively the “BZO Parties”) a 60% - 75% interest in the Project and participate with the BZO Parties in other mineral projects in the Tapajos District in Para State, Brazil.

NOW THEREFORE THIS AGREEMENT WITNESSES that for and in consideration of the mutual covenants hereinafter set out and for other good and valuable consideration the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

For the purposes of this Agreement, except as otherwise defined herein, the following capitalized words and phrases when used herein have the following meanings:

“Acquired Interest” has the meaning set out in Section 16.1.

“Additional Properties”means any Mineral Rights or Other Rights, or any interest therein, covering property within the Area of Interest and which become a part of the Properties as contemplated in Article 16.

OPTION AGREEMENT

“Affiliate” means, in respect of a Person, a corporation with which that Person is affiliated where:

(a)

one body corporate is affiliated with another body corporate if one of them is the subsidiary of the other or both are subsidiaries of the same body corporate or each of them is controlled by the same Person; and

(b)	if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other.

“Agreement” means this document including any schedules thereto.

“Applicable Securities Laws” means, collectively, the applicable securities laws of British Columbia, the respective regulations, rulings, rules, instruments, orders and prescribed forms thereunder and the applicable policy statements issued by the Securities Commission;

“Applications” means those applications for an exploration licence (Alvara de Pesquisa) listed in Schedule A hereto, which applications themselves do not represent any Mineral Rights or Other Rights but which may entitle the applicant (or transferee of rights to an application) to receive an exploration licence and thereby Mineral Rights;

“Annual Report” means a comprehensive report of work performed on the Properties, Expenditures incurred and the results obtained therefrom in a respective calendar year commencing on the Effective Date or such respective anniversary thereof.

“Arbitration” means the dispute resolution detailed in Article 15.

“Area of Interest” means any property lying within a 5 kilometre radius of the nearest boundary of the Properties.

“Assets” means the Properties, and any maps, drill core, samples, assays, geological and other technical reports, studies, designs, plans and financial or other records related to the Properties in the possession or under the control of BZO as of the date hereof, or thereafter acquired by either Party, together with exploration tools, supplies and equipment thereafter acquired by the Parties, if the costs of any such acquisition are included in Expenditures made hereunder.

“Business Day” means any day other than a Saturday, Sunday or day on which banks in Vancouver, British Columbia are generally not open for business.

“BZO Common Share” means a common share of BZO.

“BZO Solicitors” means DuMoulin Black LLP.

“Commercial Production” means, and is deemed to have been achieved, when the concentrator processing ores, for other than testing purposes, has operated for a period of 30 consecutive production days at an average rate of not less than 60% of mining rate specified in a Feasibility Study recommending placing the Properties in commercial production or, if a concentrator is not erected on the Properties, when ores have been produced for a period of 30 consecutive production days at the rate of not less than 60% of the mining rate specified in a Feasibility Study recommending placing the Properties in commercial production as such term is defined in such Feasibility Study.

“Completion Date” has the meaning set out in Section 8.3.

OPTION AGREEMENT

“Construction Decision” means a decision by the management committee, as established under the Joint Venture, that a Mine be constructed, in accordance with a Feasibility Study and an approved Mine Proposal.

“Direct Project Costs” means all direct charges, costs or expenditures (other than the indirect charge for general administrative services and overhead expenses referred to in the definition of Expenditures) and all capital charges, expenditures or costs incurred on or in connection with Mining Operations, without duplication, and shall, without limiting the generality of the foregoing, include the cost of all work actually carried out in connection with Mining Operations hereunder (including pre-production work, surface and underground exploration and development work, driving adits, raises and drifting and shaft sinking) as well as the cost of metallurgical and/or engineering work required to ensure adequate recoveries of metals contained in the minerals, ores and concentrates produced or derived from the Properties. In addition, Direct Project Costs shall include the costs of all of the Operator’s technical personnel who may, from time to time, provide services with respect to the Properties. Such costs shall be charged out at rates normal to the industry and on the basis of the time actually spent by such personnel on projects related to Mining Operations.

“DNPM” means the Departmento Nacional de Produção Mineral of Brasil;

“Due Diligence” has the meaning set out in Section 8.2.

“Earned Interest” means an undivided right title and ownership interest in the Assets and, if formed, the Joint Venture.

“Effective Date” means the date of this Agreement.

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, royalty, restrictive covenant or other encumbrance of any nature, excluding those royalties and other encumbrances disclosed in Schedule “A” to this Agreement.

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations or proceedings relating in any way to any Environmental Law or any permit issued under any such Environmental Law, including, without limitation:

(a)	any and all claims by a Governmental Body or regulatory authorities for enforcement, clean-up, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law; and
(b)

any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from hazardous materials, including any release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment;

“Environmental Law” means all requirements of the common law or of environmental, health or safety statutes, regulations, rules, ordinances, policies, orders, approvals, notices, licenses permits or directives of any federal, territorial, provincial, state or local judicial, regulatory or administrative agency, board or governmental authority including, but not limited to those relating to:

(a)	noise,

OPTION AGREEMENT

(b)	pollution or protection of the air, surface water, ground water or land,
(c)	solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation,
(d)	exposure to hazardous or toxic substances, or
(e)	the closure, decommissioning, dismantling or abandonment of any facilities, mines or workings and the reclamation or restoration of any lands.

“Exchange” means the TSX Venture Exchange;

Expenditures” means all costs and expenses of whatever kind or nature spent or incurred by or on behalf of ELD or a BZO Party, as the case may be, from the Effective Date in the conduct of exploration and development activities on or in relation to the Properties including:

(a)

in holding the Properties in good standing with all applicable Governmental Bodies (including land maintenance costs and any monies expended as required to comply with applicable laws and regulations, such as for the completion and submission of assessment work and filings required in connection therewith), in curing title defects (not including any payments due to previous owners) and in acquiring and maintaining surface and other ancillary rights;

(b)	in preparing for and in the application for and acquisition of environmental and other permits necessary or desirable to commence and complete exploration and development activities;
(c)

in doing geophysical and geological surveys, drilling, assaying and metallurgical testing, including costs of assays, metallurgical testing and other tests and analyses to determine the quantity and quality of Minerals, water and other materials or substances;

(d)

in conducting engineering work as required for work programs or preparation of a Feasibility Study or a report in compliance with National Instrument 43-101 or any other reasonable evaluation of the Properties;

(e)

in the preparation of work programs and the presentation and reporting of data and other the results thereof including any program for the preparation of a Feasibility Study or other evaluation of the Properties;

(f)	for environmental remediation and rehabilitation;
(g)	(i) before the formation of the Joint Venture, in procuring the use of facilities, equipment or machinery and for all parts, supplies and consumables ; and
(ii)	after formation of the Joint Venture, in acquiring facilities, equipment or machinery, or the use thereof, and for all parts, supplies and consumables;
(h)	for salaries and wages, including actual labour overhead expenses for employees assigned to exploration and development activities;
(i)

travelling expenses and fringe benefits (whether or not required by law) of all persons engaged in work with respect to and for the benefit of the Properties, including for their food, lodging and other reasonable needs;

OPTION AGREEMENT

(j)	payments to contractors or consultants for work done, services rendered or materials supplied;
(k)	all taxes levied against or in respect of the Properties, or activities thereon, and the cost of insurance premiums and performance bonds or other security;
(l)	all costs incurred in the acquisition of Additional Properties;
(m)	all Direct Project Costs, to the extent not covered in (a) through (l) above; and
(n)

at any time before the formation of the Joint Venture, for carrying out Mining Operations, 10% of the Direct Project Costs involved in the Mining Operations, payable to the Party responsible for such carrying out but reduced to 5% in respect of any Direct Project Costs incurred under contracts with third parties involving work with a value of greater than $50,000.

“Feasibility Study” means a detailed report, prepared in compliance with NI 43-101 and in form and substance sufficient for presentation to arm’s length institutional lenders, considering financing a mine or bringing a deposit of Minerals on the Property into Commercial Production, showing that the placing any part of the Properties into Commercial Production is feasible and should be profitable (at least at industry standard minimum rates of return) and will include a reasonable assessment of all relevant issues including, the various categories of ore reserves and their amenability to metallurgical treatment, a complete description of the work, equipment and supplies required to bring such part of the Properties into Commercial Production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations and including at least the following:

(a)	a description of that part of the Properties to be covered by the proposed Mine;
(b)	the estimated recoverable reserves of Minerals and the estimated composition and content thereof;
(c)	the proposed procedure for development, mining and production;
(d)	results of ore amenability treatment tests (if any);
(e)

the nature and extent of the facilities proposed to be acquired, which may include mill facilities if the size, extent and location of the ore body makes such mill facilities feasible, in which event the study will also include a preliminary design for such mill;

(f)

the total costs, including capital budget, which are reasonably required to purchase, construct and install all structures, machinery and equipment required for the proposed Mine, including a schedule of timing of such requirements;

(g)	all environmental impact studies and costs of implementation;
(h)	the period in which it is proposed the proposed Mine will be brought to Commercial Production;
(i)

such other data and information (including a report in compliance with National Instrument 43-101) as are reasonably necessary to substantiate the existence of an ore deposit of sufficient size and grade to justify development of a mine, taking into account all relevant business, tax and other economic considerations including a cost comparison

OPTION AGREEMENT

between purchasing or leasing and renting of facilities and equipment required for the operation of the proposed Mine; and

(j)	initial working capital or working capital requirements for such longer period as may be reasonably justified in the circumstances.

“First Option”has the meaning set out in Section 3.1.

“First Option Conditions” has the meaning set out in Section 3.2.

“First Option Deadline” has the meaning set out in Section 3.1

“First Option Exercise Date” means the date of delivery to BZO of the First Option Exercise Notice.

“First Option Exercise Notice” has the meaning set out in Section 3.6.

“First Option Exercise Payment” has the meaning set out in Section 3.2.

“First Option Expenditure Condition” has the meaning set out in Section 3.2.

“First Option Period” means the period between the Effective Date and either the First Option Exercise Date or the termination of the First Option pursuant to Section 3.9.

“First Option Termination Notice” has the meanings set out in Section 3.8.

“Governmental Body” means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other law, regulation or rule-making entity (including any central bank, fiscal or monetary authority or authority regulating banks), having or purporting to have jurisdiction in the relevant circumstances, or any Person acting or purporting to act under the authority of any of the foregoing (including any arbitrator).

“Holdings”, for the purposes of Article 11, has the meaning set out in Section 11.1.

“Intervening Event” for the purposes of Article 13, has the meaning set out in Section 13.1.

“Joint Venture” has the meaning set out in Section 10.1.

“Joint Venture Company” means a company incorporated for the purpose of carrying out the Joint Venture.

“Joint Venture Election” means the election, or deemed election of ELD pursuant to Section 3.7, by ELD to BZO that ELD elects to have a joint venture deemed constituted as set out in Section 10.1.

“JVA” has the meaning set out in Section 10.1.

“JV Terms” means the Joint Venture terms attached hereto as Schedule B.

“Mine” means the workings established and the property acquired, including plant and concentrator installations, processing facilities, infrastructure, mining plant and equipment, stores,

OPTION AGREEMENT

consumables, housing, airport and other facilities in order to bring the Properties into Commercial Production.

“Mine Proposal” means a proposal which, at a minimum, includes:

(a)	the part or parts of the surface area of the Property required for the conduct of the Mining Operations recommended;
(b)	the location and delineation of the ore body or ore bodies or area or areas of mineralization proposed to be mined;
(c)	recommendations as to the nature and extent of the Mining Operation recommended;
(d)	an estimate of the capital expenditure required for the establishment of the Mining Operation recommended;
(e)	a copy of the Feasibility Study; and
(f)	a detailed program for the construction and commissioning of the Mining Operation recommended which programs must incorporate all of the matters described in clauses (a) to (d) above.

“Minerals”means all ores, and concentrates or metals derived therefrom, of precious, base and industrial minerals (including without limitation, diamonds and uranium) and which are found in, on or under the Properties and may lawfully be explored for, mined and sold pursuant to the Mineral Rights and other instruments of title under which any of the Properties is held.

“Mineral Rights”means prospecting licences, exploration licences, mining leases, mining licences, mineral concessions and other forms of mineral tenure or other rights to Minerals, or to work upon lands for the purpose of searching for, developing or extracting Minerals under any forms of mineral title recognized under the laws applicable in Para State, Brazil, whether contractual, statutory or otherwise, or any interest therein.

“Mining Operations” means every kind of work done on or in respect of the Properties by the Operator and includes:

(a)

carrying out, or causing to be carried out, line cutting, geophysical, geochemical and geological surveys, library research, report preparation, studies, mapping, assaying, surveying, trenching, shaft-sinking, raising, crosscutting and drifting the Properties, searching for, digging, trucking, sampling, working and procuring ores, whether by open-pit or underground mining, bringing mining lands to lease or patent and keeping the same in good standing, obtaining mineral properties or exploration, development, mining or other licenses, permits or mining claims and maintaining same in good standing, and in doing all other exploration, development, pre-production, mining or reclamation work;

(b)	paying wages, salaries and benefits of individuals engaged in such work and in supplying food, lodging, transportation and other reasonable needs of such individuals;
(c)

paying insurance premiums and assessments or premiums for workers’ compensation insurance, contributions for unemployment insurance or other pay allowances or benefits customarily paid in the district to such individuals;

OPTION AGREEMENT

(d)	making payments in respect of exploration permits, leases, licenses, mining claims, taxes, rates, assessments or other governmental charges and option payments in connection with the Properties;
(e)

purchasing, leasing or renting plant, buildings, machinery, tools appliances, equipment or supplies or incurring other capital expenses, and in installing, erecting, detaching or removing any such assets on or from the Properties, and

(f)	managing or supervising any work which is done in respect of the Properties or in any other respects necessary or desirable in the opinion of the Operator.

“Monthly Report” means a comprehensive report of work performed on the Properties, the Expenditures incurred and the results obtained therefrom in a respective calendar month.

“NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Properties, as implemented and in effect in any Canadian jurisdiction at the applicable time.

“NSR” means a net smelter returns interest royalty, as detailed in Schedule C.

“Operations” means every kind of work done, or activity performed by the Operator on or in respect of the Properties to carry out or complete Programs including, without limitation, investigating, prospecting, exploring, analysing, developing, property maintenance, sampling, assaying, preparation of reports, estimates and studies, surveying, rehabilitation, reclamation and environmental protection, and further including the management and administration necessary to conduct the foregoing work or activity.

“Operator” means the operator of the Project whether prior to or after formation of the Joint Venture.

“Operatorship” means the period in which a Party serves as the Operator.

“Option Period” means the period during which any of the Options continue to subsist;

“Options” means collectively the First Option, the Second Option and the Third Option;

“Other BZO Properties” means any Mineral Rights or Other Rights in Brazil, including in the Tapajos District, Para State, currently or in the future, held by a BZO Party or any Affiliate of BZO other than the Properties.

“Other Rights”means any interest in real property, whether freehold, leasehold, license, right of way, easement, any other surface or other right in relation to real property, and any right, licence or permit in relation to the use or diversion of water, but excluding any Mineral Rights.

“Participating Interest”means an undivided beneficial interest in the Properties and the other assets of the Joint Venture expressed as a percentage.

“Party” means a party to this Agreement and “Parties” means all of them.

“Person” means and includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, governmental agency or board or commission or authority and any other form of entity or organization.

OPTION AGREEMENT

“POA” means an effective power of attorney granted pursuant to Brazilian law, granted by the appropriate BZO Party in favour of ELD (or its Brazilian nominee) authorizing such grantee to transfer the respective Property of each BZO Party to ELD as contemplated in Section 9.5.

“Program” means a written description outlining all Mining Operations which is contemplated to be carried out.

“Project” means the exploration of the Properties and potentially the development, operation and closure and remediation of Mining Operations on the Properties.

“Properties”means the Mineral Rights, and Other Rights, if any, described in Schedule A, and after the date of this Agreement includes any Additional Property, together with any renewal of any such Mineral Rights or Other Rights and any other form of successor or substitute title therefor, but excluding any Mineral Rights or Other Rights abandoned in accordance with Section 9.6.

“Property Payments” means any payments payable by a BZO Party to Persons previously holding an interest in the Properties, including the US$1,000,000 payment due February 2009 to former shareholders of Cachambix.

“Representatives” means the employees, professionals, consultants and agents employed by or contracted to a Party.

“Second Option” has the meaning set out in Section 4.1.

“Second Option Deadline” has the meaning set out in Section 4.2.

“Second Option Exercise Date” means the date of delivery to BZO of the Second Option Exercise Notice.

“Second Option Exercise Notice” has the meaning set out in Section 4.3.

“Second Option Exercise Payment” has the meaning set out in Section 4.2.

“Second Option Period” means the period between the First Option Exercise Date and either the Second Option Exercise Date or the termination of the Second Option pursuant to Section 4.6.

“Second Option Termination Notice” has the meaning set out in Section 4.4.

“Securities” has the meaning set out in Section 2.2(u).

“Securities Commission” means, the British Columbia Securities Commission.

“Securities Purchase” means the subscription and issuance set out in Section 6.1.

“Shareholders Agreement” means an agreement between the shareholders of the Joint Venture Company and the Joint Venture Company on the JV Terms, mutatis mutandis.

“Third Option” has the meaning set out in Section 5.1.

“Third Option Deadline” has the meaning set out in Section 5.2.

“Third Option Exercise Notice” has the meaning set out in Section 5.3.

OPTION AGREEMENT

“Third Option Exercise Payment” has the meaning set out in Section 5.2.

“Third Option Termination Notice” has the meaning set out in Section 5.4.

“Transfer” for the purposes of Article 11 has the meaning set out in Section 11.1.

“Transfer Agent” means Computershare Investor Services Inc.

“Unit” means, together, one (1) BZO Common Share and one (1) Warrant.

“Warrant” means a security issued by BZO, entitling the holder to acquire one-half of one (1) BZO Common Share at a price of $1.30 per BZO Common Share for a period ending 18 months from the Completion Date.

“Warrant Shares” means the BZO Common Shares to be issued upon exercise of the Warrants.

1.2	Included Words

This Agreement will be read with such changes in gender or number as the context requires.

1.3	Headings

The headings to the Articles, Sections, subsections or clauses of this Agreement are inserted for convenience only and are not intended to affect the construction hereof.

1.4	Interpretation

Unless the context otherwise requires, in this Agreement:

(a)

a reference to an agreement or document (including a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced except to the extent prohibited by this Agreement or that other agreement or document;

(b)

a reference to legislation or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation, code, by-law, ordinance or statutory instrument issued under it;

(c)	a reference to writing includes a facsimile or electronic mail transmission and any means of reproducing words in a tangible and permanently visible form;
(d)	headings and any table of contents or index are for convenience only and do not form part of this Agreement or affect its interpretation;
(e)

a provision of this Agreement shall not be construed to the disadvantage of a Party merely because that Party was responsible for the preparation of this Agreement or the inclusion of the provision in this Agreement;

(f)	the word “including” means “including without limitation” and “include” and, “includes” will be construed similarly;
(g)	if an act must be done on a specified day which is not a Business Day, it must be done instead on the next Business Day; and

OPTION AGREEMENT

(h)

a reference to a thing (including a right, obligation or concept) includes a part of that thing but nothing in this paragraph 1.4(h) implies that performance of part of an obligation constitutes performance of the obligation.

1.5	Entire Agreement

This Agreement including all Schedules together with the agreements and documents to be delivered pursuant hereto are the full expression of the Parties’ intentions and rights and the entire agreement between them pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions whether oral or written of the Parties. There are no representations, warranties or other agreements between the Parties in connection with the subject matter hereof, except as set forth herein. No amendment or termination of this Agreement shall be binding unless executed in writing by the Party to be bound thereby. No waiver of any other provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provisions nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

1.6	References

Unless otherwise stated, a reference herein to a numbered or lettered Article, Section, subsection, clause or schedule refers to the Article, Section, subsection, clause or schedule bearing that number or letter in this Agreement. A reference to “this Agreement”, “hereof”, “hereunder”, “herein” or words of similar meaning, means this Agreement including the schedules hereto, together with any amendments thereof.

1.7	Currency

All dollar amounts expressed herein, unless otherwise specified, refer to lawful currency of Canada.

1.8	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of BZO, BZO confirms that it has made due and diligent inquiry of such persons (including appropriate officers of BZO, as applicable) as it considers necessary as to the matters that are the subject of the representations and warranties.

1.9	Schedules

The following schedules are attached to and incorporated in this Agreement by this reference:

A	Properties Description
B	JV Terms
C	Net Smelter Returns Royalty Terms
1.10	Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, the remaining provisions will nevertheless be and remain valid and subsisting and the said remaining provisions will be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

OPTION AGREEMENT

1.11	Calculation of Time

If any time period set forth in this Agreement ends on a day of the week which is not a Business Day, then notwithstanding any other provision of this Agreement, such period will be extended until the same time of the next following day which is a Business Day.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1	Mutual Representations and Warranties

Each Party represents and warrants to the other Party hereto that, as of the Effective Date and the Completion Date:

(a)	it is a body corporate duly incorporated or continued and duly organized and validly subsisting under the laws of its organizational jurisdiction;
(b)	it has full power and authority to carry on its business and to enter into this Agreement;
(c)

neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

(d)	the execution and delivery of this Agreement do not violate or result in the breach of the laws of any jurisdiction applicable to a Party or pertaining thereto or of its organizational documents;
(e)	all corporate authorizations have been obtained for the execution of this Agreement and for the performance of its obligations hereunder; and
(f)	this Agreement constitutes a legal, valid and binding obligation of the Party enforceable against it in accordance with its terms.
2.2	BZO Parties Representations and Warranties

The BZO Parties jointly and severally represent and warrant to ELD that, as of the Effective Date and the Completion Date:

(a)	JAG or Cachambix, as applicable, is the sole recorded and beneficial owner of the Properties and the rights associated with the Applications;
(b)	the Properties, the Applications and any Encumbrances in relation thereto, are properly and accurately described in Schedule A;
(c)

the Mineral Rights comprising the Properties have been duly and validly located and recorded pursuant to all applicable laws and regulations in Para State, Brazil and are in good standing, except that with respect to the rights associated with the exploration licence 850.706/79 to receive a mining licence (Larra) Cachambix has submitted an application for a special period of exploration to update the mining plan and such relief has not yet been granted.

(d)	to the best of the knowledge of the BZO Parties there is no valid basis for protesting the recording of any of the Mineral Rights comprising the Properties;

OPTION AGREEMENT

(e)

JAG owns and possess and has good title to exploration licence 850.300/2003 and Cachambix holds rights to receive a mining licence associated with the exploration licence 850.706/79 and JAG and Cachambix, as applicable, are the beneficial owners of such Mineral Rights, free and clear of all Encumbrances except as set forth in Schedule A hereto or other claims whatsoever and, without limiting the generality of the foregoing, there are not any agreements or options to grant or convey any interest in the Properties or, except as disclosed in Schedule A, to pay any royalties with respect to the Properties and JAG or Cachambix, as applicable, is in exclusive possession of the Properties;

(f)	there are no actual adverse claims, challenges, suits, actions, prosecutions, investigations or proceedings against or to the ownership of or rights or title to the Properties or any portion thereof;
(g)

no consent or approval of any third party or governmental agency is required for the execution, delivery or performance of this Agreement by the BZO Parties or the transfer or acquisition of any interest in the Properties other than the TSX Venture Exchange and the DNPM;

(h)

all taxes, assessments, rentals, levies or other payments relating to the mineral rights to the Properties and required to be made to any Governmental Body on or before the Effective Date have been made;

(i)

no BZO Party has granted any Person access to or the right to enter upon and explore or investigate the mineral potential of the Properties or the Applications nor is any BZO Party aware of any such exploration or investigation having been conducted thereon except for activities of garimpeiros thereon and the rights granted under the Encumbrances;

(j)

no BZO Party has notice and has knowledge of any proposal to terminate or vary the terms of or rights attaching to any of the Properties from any government or other regulatory authority, or of any challenge to JAG’s right, title or interest in any of the Properties, except that Cachambix is in the process of converting its mineral exploration permits (Alvara de Pesquisas) into a mining lease (lavras);

(k)

to the best of its knowledge, information and belief, no part of the Properties or the Applications lies within any protected area, rescued area, reserve, reservation, reserved area or special needs lands as designated by any governmental authority having jurisdiction, that would impair the development of a mining project on such land;

(l)

no proceedings are pending for and no BZO Party is aware of any basis for the institution of any proceedings leading to the dissolution or winding-up of a BZO Party or the placing of either into bankruptcy or subject to any other laws governing the affairs of insolvent persons;

(m)

to its knowledge, there are no Environmental Claims in respect to the Properties, nor to the best of its knowledge have any activities of or on behalf of the BZO Parties on the Properties or the Applications been in violation of any applicable Environmental Law, regulations or regulatory prohibition or order, and to the best of its knowledge, conditions on and relating to the Properties and the Applications are in compliance with such Environmental Laws, regulations, prohibitions and orders except for conditions on or relating to areas of the Properties and the Applications on which there have been garimpeiro workings and which contain some of the substances used by garimpeiro in the course of their mining activities, including mercury;

OPTION AGREEMENT

(n)

to its knowledge there has been no material spill, discharge, leak, emission, ejection, escape, dumping, or any release or threatened release of any kind, of any toxic or hazardous substance or waste (as defined by any applicable law) from, on, in or under the Properties or the Applications or into the environment, except releases permitted or otherwise authorized by such law and releases by garimpeiros of substances used in the course of their mining activities;

(o)	no toxic or hazardous substance or waste has been disposed of or is located on the Properties as a result of activities of or on behalf of a BZO Party other than:
(i)

those used in connection with the exploration activities of a BZO Party which have been located on the Properties and used in such activities in accordance with applicable licenses and applicable Environmental Laws; and

(ii)	releases by garimpeiros of substances used in the course of their mining activities;
(p)

no BZO Party has treated or is currently storing toxic or hazardous substance or waste on the Properties or the Applications other than those used in connection with its exploration activities, which have been stored on the Properties and used in such activities in accordance with applicable licenses and applicable Environmental Laws;

(q)

to the best of their knowledge, information and belief, there are no pending or ongoing actions taken by or on behalf of any native or indigenous persons pursuant to the assertion of any land claims with respect to lands included in the Properties or the Applications;

(r)

to the best of their knowledge, information and belief, none of the Properties or the Applications may reasonably be thought to have been acquired or advanced, as applicable, directly or indirectly, as a result of the payment of a bribe to an official or the concealment or conversion of the proceeds of a bribe to an official. Further, no Additional Property will be acquired, directly or indirectly, as a result of the payment of a bribe to an official or the concealment or conversion of the proceeds of a bribe to an official;

(s)	as at the Completion Date, the BZO Parties have made available to ELD all information in its possession or control relating to work done on or with respect to the Properties and the Applications;
(t)

the BZO Parties have no knowledge of any actions, suits or proceedings before or by any Governmental Body in Brazil which are pending or have been threatened against and materially adversely affecting, or which could materially adversely affect, the Properties.

(u)

BZO has all requisite corporate power and authority to create, issue and sell the Units (and the BZO Common Shares, Warrants and Warrant Shares underlying such Units) and the BZO Common Shares contemplated in the Securities Purchase (collectively the “Securities”), to enter into this Agreement and to carry out the provisions contained in this Agreement;

(v)

each BZO Party and each of the BZO Affiliates is, in all material respects, conducting its respective business in compliance with all applicable laws, rules and regulations (including all material applicable Canadian federal, provincial, state, municipal, and local environmental and licensing laws, regulations and other lawful requirements of any

OPTION AGREEMENT

governmental or regulatory body, including but not limited to those contained in any mineral claim or other form of mineral tenure, or in any licence, concession or permit) of each jurisdiction in which its respective business is carried on and each is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of a material non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of a material non-compliance with any such laws, regulations or permits which could have an adverse material effect on BZO, JAG or the BZO Affiliates and each such licence, registration, qualification or permit will at the Completion Date be valid, subsisting and in good standing;

(w)	the performance of the BZO Parties’ obligations hereunder do not and will not require:
(i)	BZO shareholder approval; or
(ii)

the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, Securities Commission or other third party, except such as have been obtained or such as may be required under Applicable Securities Laws or stock exchange regulations (which shall be obtained prior to the Completion Date) or as may be required by the DNPM in respect of transfers of Mineral Rights or the Applications;

(x)

the Securities have been, or prior to the Completion Date will be, authorized for issuance, the BZO Shares included in the Securities will have been reserved for issuance by BZO and, upon full payment of the purchase price therefor and when certificates for such BZO Shares are countersigned by the Transfer Agent and issued and delivered, such BZO Shares will be validly issued and fully paid and non-assessable;

(y)

the Warrant Shares to be issued upon exercise of the Warrants have been reserved for issuance by BZO, and upon payment of the full exercise price therefore and in accordance with the terms hereof and when certificates for the Warrant Shares are countersigned by the Transfer Agent and issued and delivered, the Warrant Shares will be validly issued and fully paid and non-assessable;

(z)

the authorized capital of BZO consists of an unlimited number of BZO Common Shares, of which, as of the date hereof 76,437,621 BZO Common Shares were outstanding as fully paid and non-assessable shares of BZO;

(aa)

none of BZO Parties is aware of any legislation, or proposed legislation to be enacted or published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of any of the BZO Parties or any BZO Affiliate;

(bb)

no order ceasing or suspending trading in any securities of BZO or prohibiting the sale of the Units or the trading of any of BZO's issued securities has been issued and no proceedings for such purpose are pending or, to the best of BZO’s knowledge, information and belief, have been threatened;

(cc)	BZO shall comply with the rules and regulations of the Exchange;

OPTION AGREEMENT

(dd)

except as disclosed in the BZO financial statements, management’s discussion and analysis of financial statements and results of operations, information circulars, news releases, material change reports, Annual Reports on Form 20-F, Quarterly Reports on Form 8K or otherwise available on SEDAR, no person now has any agreement or option or right or privilege (whether at law, in contract or otherwise) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of BZO or any of the BZO Affiliates;

(ee)

neither of the BZO Parties nor the BZO Affiliates have any liability, direct or indirect, contingent or otherwise, which materially adversely affects the BZO Parties or the BZO Affiliates or would reasonably be expected to have a material adverse effect on the Properties or Applications. Without limiting the generality of the foregoing, none of the BZO Parties or the BZO Affiliates has any material obligation or liability except those arising in the ordinary course of business none of which is materially adverse to the BZO Parties and the BZO Affiliates taken together as a whole;

(ff)	to the knowledge of the BZO Parties, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of BZO, JAG or the BZO Affiliates;
(gg)

BZO will at the Completion Date be, a “reporting issuer”, not included in a list of defaulting reporting issuers maintained by the Securities Commission and in particular, without limiting the foregoing, BZO has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis which remains confidential and there is no material change relating to BZO which has occurred and with respect to which the requisite material change report has not been filed with the Securities Commission, except to the extent that the Securities Purchase or the grant of the Options constitute a material change;

(hh)	there has not been any “reportable event” (within the meaning of National Instrument 51-102) with the present or any former auditor of BZO;
(ii)

neither BZO Party nor any of the BZO Affiliates, nor to the best of the BZO Parties' knowledge, information and belief, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by a BZO Party or any BZO Affiliate or such other person under any material agreement to which a BZO Party or any of the BZO Affiliates is a party or otherwise bound and all such agreements are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default by a BZO Party, a BZO Affiliate or, to the best of the BZO Parties’ knowledge, information and belief, any other party under any such agreement;

(jj)

BZO will use its reasonable best efforts to obtain the necessary regulatory consents from the Exchange in connection with the Securities Purchase and the disposition of the interests in the Properties and Applications to ELD on such conditions as are acceptable to ELD, acting reasonably;

(kk)

BZO will use reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) and not in default of the requirements of the Applicable Securities Laws to the date which is two years following the Completion Date; and

OPTION AGREEMENT

(ll)

BZO will use the proceeds of the Securities Purchase or the private placement detailed in section 8.3(b), as the case may be, for exploration activities in Tapajos District and Brazil and for general corporate purposes.

2.3	ELD Representations and Warranties

ELD represents and warrants to the BZO Parties that, as of the Effective Date and the Completion Date, it is an accredited investor under National Instrument 45-106 by virtue of it being a company with assets in excess of $5,000,000 as shown on its most recently published financial statements and that it is acquiring the Securities as principal and not with a view to resale or distribution.

2.4	Survival of Representations and Warranties

The aforesaid representations and warranties are deemed remade as of the Completion Date and the Parties will be relying thereon in entering into this Agreement and they will survive the execution hereof for a period of two years. The aforesaid representations and warranties, save 2.2 (h) and (w) to (ll) inclusive, are deemed remade as of the exercise of the First Option, save to the extent that such representations and warranties are rendered inaccurate by the effluxion of time or any act or mission of ELD, and they will survive the acquisition of the Earned Interest by ELD under the First Option for a further period of six (6) months.

2.5	Indemnity

Each Party will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made or to be fulfilled by it hereunder. A Party may waive any of such representations, warranties, covenants, agreements or conditions in whole or in part at any time without prejudice of its right in respect of any other breach of the same or any other representation, warranty, covenant, agreement or condition.

ARTICLE 3

FIRST OPTION

3.1	Grant of First Option

The BZO Parties hereby grants to ELD the sole and exclusive right and option, in accordance with the other provisions of this Article 3, on or before the second anniversary of the Completion Date (the “First Option Deadline”) to acquire a 60% Earned Interest, free and clear of all Encumbrances (the “First Option”).

3.2	Conditions of Exercise of First Option

The right of ELD to exercise the First Option and acquire a 60% Earned Interest is conditional on ELD:

(a)	completing the Securities Purchase;
(b)	incurring not less than $9,500,000 in Expenditures (the “First Option Expenditure Condition”); and
(c)	paying to BZO $40,000,000 (the “First Option Exercise Payment”)

OPTION AGREEMENT

(collectively, the “First Option Conditions”).
3.3	Cash in Lieu

ELD may elect to pay to BZO the dollar amount equal to any shortfall in Expenditures required to be completed by ELD by the First Option Deadline in lieu of incurring such Expenditures, and such amounts will thereupon be deemed to have satisfied such requirement for the incurring of such Expenditures, as applicable.

3.4	Expenditure Statement and Audit

An itemized statement of Expenditures completed in any period certified to be correct by an officer of ELD will be conclusive evidence of the making of such Expenditures unless within 90 days of receipt of such statement BZO delivers an objection to the statement to ELD. If BZO delivers an objection within such 90 day period, then BZO will be entitled to request that the auditors of ELD, audit the Expenditures provided for in the statement of Expenditures that is the subject of the objection. At the conclusion of such audit:

(a)

if the auditors determine that the statement of Expenditures exceed the Expenditures actually incurred by more than five percent of those stated, then the costs of the audit will be borne by ELD and only the Expenditures so determined to have been actually made will constitute Expenditures for the purposes of Section 3.2(b);

(b)

if the auditors determine that the statement of Expenditures was accurate within five percent of the Expenditures actually incurred or the statement of Expenditures understate the Expenditures actually incurred by greater than a five percent margin, then the costs of the audit will be borne by BZO; and

(c)

if any such auditors’ determination results in a deficiency in the amount of Expenditures obliged to be completed under Section 3.2(b), then ELD may pay to BZO within 30 days after such determination the amount equal to the shortfall in Expenditures, and such payment will be deemed to be a payment of cash in lieu of Expenditures (as provided for in under Section 3.3) made in advance of the relevant due date specified in Section 3.2(b).

The auditors’ determination of Expenditures will be final and determinative of the amounts stated in the statement in question, and will not be subject to arbitration hereunder.

3.5	Excess Expenditures

Forty percent (40%) of any excess Expenditures completed in advance of the First Option Deadline will be credited against the Second Option Exercise Payment and booked as a Joint Venture Expenditure (as defined in the JV Terms) on behalf of the BZO Party being party to the Joint Venture (and 60% will be booked as a Joint Venture Expenditure on behalf of ELD), provided that if the First Option Exercise Notice is not given, then such excess Expenditure shall be forfeited by ELD.

3.6	Exercise of First Option

Subject to ELD completing the Securities Purchase, upon ELD satisfying the First Option Expenditure Condition, then ELD may, on or before the First Option Deadline, exercise the First Option by delivering to BZO the First Option Exercise Payment together a notice with confirming such satisfaction and confirming exercise of the First Option (the “First Option Exercise Notice”).

OPTION AGREEMENT

3.7	Formation of Joint Venture

Delivery of the First Option Exercise Notice together with the First Option Exercise Payment shall be deemed delivery by ELD to BZO of the Joint Venture Election.

3.8	ELD’s Election to Terminate

For greater certainty, the giving of the First Option Exercise Notice and the payment of the First Option Exercise Payment are within the sole and unfettered discretion of ELD and ELD may elect at any time, on or before the First Option Deadline, to terminate the First Option by delivering notice to that effect to BZO (the “First Option Termination Notice”), provided that the First Option Expenditure Condition is an absolute commitment of ELD regardless of such termination.

3.9	First Option Termination

The First Option will be of no further force or effect and will automatically terminate if ELD:

(a)	has not satisfied the First Option Conditions as required by the First Option Deadline, whether pursuant to Sections 3.2 or 3.3; or
(b)	delivers the First Option Termination Notice to BZO.
3.10	Additional Termination Rights

At any time prior to exercise of the First Option BZO shall be entitled to terminate the First Option:

(a)

in the event of a material breach by ELD of its covenants, representation or warranties contained in this Agreement by notice in writing to ELD, provided that ELD has not within 30 days following delivery of written notice of such breach, cured such default or, if such default is not capable of being cured in 30 days, begun to cure such default within such 30 days; or

(b)

forthwith if ELD shall generally not pay its debts as such debts become due or ELD shall admit in writing its inability to pay its debts generally as such debts become due or if ELD shall make a general assignment for the benefit of creditors or if any proceedings shall be instituted by or against ELD under any bankruptcy, insolvency or similar law.

3.11	Termination Consequences

If the First Option is terminated:

(a)

pursuant to Section 3.9, then ELD will acquire no Earned Interest and, save as detailed in Sections 3.8 and 9.2(m), Article 14, Article 16 and Article 17, all of which shall survive such termination, no Party will have any further obligations to any other Party or rights with respect to this Agreement and ELD will have no rights to the Assets;

(b)

pursuant to Section 3.10, ELD will acquire no Earned Interest and shall not be entitled to reimbursement of any Expenditures incurred or be relieved of any obligations or liabilities arising hereunder prior to the time of termination, including its obligation to complete the First Option Expenditure Condition; and

OPTION AGREEMENT

(c)

within 60 days of such termination, ELD shall deliver to BZO all maps, reports, surveys and assays, drill core samples and other results of surveys and drilling and all other reports of information provided to ELD by BZO or generated by ELD in connection with its activities on the Properties in connection with this Agreement.

ARTICLE 4

SECOND OPTION

4.1	Grant of Second Option

The BZO Parties grant to ELD the sole and exclusive right and option, in accordance with the other provisions of this Article 4, to acquire an additional 10% Earned Interest, for an aggregate 70% Earned Interest, free and clear of all Encumbrances (the “Second Option”).

4.2	Conditions of Exercise of the Second Option

The right of ELD to exercise the Second Option and acquire the additional 10% Earned Interest is conditional on:

(a)	ELD having exercised the First Option; and
(b)

within 90 days of a Construction Decision (the “Second Option Deadline”), ELD paying to BZO $30,000,000 (the “Second Option Exercise Payment”), provided that should the National Instrument 43-101 report contained in the Feasibility Study on which the Construction Decision is based indicate proven and probable reserves of:

(i)	2,000,000 to 2,500,000 troy ounces of gold, then the Second Option Exercise Payment shall be increased by $5,000,000 to $35,000,000; or
(ii)	more than 2,500,000 troy ounces of gold, then the Second Option Exercise Payment shall be increased by $10,000,000 to $40,000,000.
4.3	Exercise of Second Option

Provided ELD has exercised the First Option, ELD may deliver to BZO:

(a)	the Second Option Exercise Payment; and
(b)	a notice confirming such payment and exercising the Second Option

(the “Second Option Exercise Notice”).

4.4	ELD’s Election to Terminate

For greater certainty, the payment of the Second Option Exercise Payment and the giving of the Second Option Exercise Notice on or before the Second Option Deadline are within the sole and unfettered discretion of ELD and ELD may elect at any time to terminate the Second Option by delivering notice to that effect to BZO (the “Second Option Termination Notice”).

4.5	Second Option Termination

The Second Option will be of no further force or effect and will automatically terminate if ELD:

OPTION AGREEMENT

(a)	has not paid the Second Option Exercise Payment to BZO by the Second Option Deadline; or
(b)	delivers the Second Option Termination Notice to BZO.
4.6	Termination Consequences

If the Second Option is terminated pursuant to Section 4.5, then ELD will have no further right hereunder to acquire any Earned Interest in addition to the 60% Earned Interest acquired pursuant to the First Option or otherwise under the dilution provisions of the JVA.

ARTICLE 5

THIRD OPTION

5.1	Grant of Third Option

The BZO Parties hereby grant to ELD the sole and exclusive right and option, in accordance with the other provisions of this Article 5, to acquire an additional 5% Earned Interest, for an aggregate 75% Earned Interest, free and clear of all Encumbrances (the “Third Option”).

5.2	Conditions of Exercise of the Third Option

The right of ELD to exercise the Third Option and acquire the additional 5% Earned Interest is conditional on:

(a)	ELD having exercised the First Option and the Second Option;
(b)	On or before the second anniversary of the Construction Decision (the “Third Option Deadline”), paying to BZO $20,000,000 (the “Third Option Exercise Payment”); and
(c)

To the extent the BZO Parties have paid greater than 25% of the Expenditures of the Joint Venture after the Construction Decision, ELD shall, concurrently with paying the Third Option Exercise Payment, reimburse the BZO Parties the amount of Expenditures paid by the BZO Parties in excess of 25% of the Expenditures to such date.

5.3	Exercise of Third Option

Provided ELD has exercised the First Option and Second Option, ELD may deliver to BZO:

(a)	the Third Option Exercise Payment; and
(b)	a notice confirming such payment and exercising the Third Option

(the “Third Option Exercise Notice”).

5.4	ELD’s Election to Terminate

For greater certainty, the payment of the Third Option Exercise Payment and the giving of the Third Option Exercise Notice on or before the Third Option Deadline are within the sole and unfettered discretion of ELD and ELD may elect at any time to terminate the Third Option by delivering notice to that effect to BZO (the “Third Option Termination Notice”).

OPTION AGREEMENT

5.5	Third Option Termination

The Third Option will be of no further force or effect and will automatically terminate if ELD:

(a)	has not paid the Third Option Exercise Payment to BZO by the Third Option Deadline; or
(b)	delivers the Third Option Termination Notice to BZO.
5.6	Termination Consequences

If the Third Option is terminated pursuant to Section 5.5, then ELD will have no further right hereunder to acquire any Earned Interest in addition to the 70% Earned Interest acquired pursuant to the Second Option.

ARTICLE 6

SECURITIES PURCHASE

6.1	Unit Subscription

On the Completion Date, ELD shall subscribe for, and BZO shall issue to ELD, 8,800,000 Units at a price of $0.95 per Unit (the “Securities Purchase”).

6.2	Approvals

The subscription and issuance detailed in Section 6.1 and Section 8.3(b) shall be subject to all necessary (including regulatory) approvals.

6.3	Property Payments

BZO shall ensure that the Property Payments are made as and when same come due. To secure such payment, on or before 5 Business Days prior to the Completion Date, BZO shall provide written evidence of payment satisfactory to ELD, acting reasonably, detailing the Property Payments and from the proceeds otherwise payable to BZO under the Securities Purchase ELD is irrevocably directed to pay to the BZO Solicitors a sum equal to the aggregate of the disclosed Property Payments. The BZO Solicitors are irrevocably directed to hold such sum in trust in an interest bearing account or invested in such reasonable securities or instruments as BZO may direct, with interest to the credit of BZO, and upon receipt of a written direction from BZO with all necessary particulars, copied to ELD, to send such Property Payment as indicated in such direction to the Person indicated in such direction, enclosing with such payment a receipt to be signed and returned by the payee and to provide ELD and BZO with evidence thereof. It is acknowledged by ELD that the BZO Solicitors shall have no responsibility other than to send such payment as and when directed and in accordance with the direction.

6.4	Voting

Until exercise of the Second Option, ELD will exercise or cause to be exercised all voting rights attached to BZO voting securities issued pursuant to the securities acquired in the Security Purchase in favour of the directors nominated by management for election at each annual general meeting of the shareholders of BZO.

OPTION AGREEMENT

ARTICLE 7

STANDSTILL

7.1	Standstill

Prior to exercise of the Second Option, other than pursuant to the terms of a definitive agreement between the parties hereto, neither ELD nor any of its Affiliates shall, without the prior written authorization of the Board of Directors of BZO, acquire or agree to acquire or make any proposal to acquire, in any manner, voting securities of BZO, warrants or options to acquire any such securities, any security convertible into or exchangeable for any such securities, any derivative referenced to, or any other right to acquire any such securities (in this Article 7 collectively referred to as the “BZO Securities”) which would, when aggregated with any other BZO Securities beneficially owned by ELD, its Affiliates or any person or group of persons acting or deemed to be acting jointly or in concert therewith would equal 20% or more of the then issued voting securities of BZO; provided that the obligations in this Section 7.1 shall terminate immediately upon the earlier of:

(a)

the date on which the Board of Directors of BZO agrees to a merger, amalgamation, arrangement or similar transaction or the sale of all or substantially all of the assets of BZO with a third person or agrees to support such a transaction;

(b)	the date on which a third person makes a public announcement of an intention:
(i)	to make a take-over bid for the BZO; or
(ii)	to merge or amalgamate with the BZO; or
(iii)	to solicit proxies with respect of the BZO;

where the effect of such bid, proposal or solicitation if successful would result in the acquisition of 20% or more of the issued common shares of BZO or to materially change the composition of the Board of Directors of BZO.

7.2	Incidental Acquisition of BZO Securities

Notwithstanding Section 7.1, ELD shall not be precluded from acquiring securities of BZO if such acquisition is incidental to ELD’s acquisition of another corporate entity, which is not an affiliate of ELD, which is holding shares of the BZO in its portfolio.

7.3	Acquisition Proposal Prohibition

Prior to the expiry of ELD’s restrictions under Section 7.1, ELD shall not, directly or indirectly:

(a)

make, solicit, encourage or knowingly facilitate the initiation of any "Acquisition Proposal" (being any proposal with respect to a merger, amalgamation, reorganization, consolidation, take-over bid, tender offer, arrangement, other business combination that would see a change of control of BZO), participate in any discussions or negotiations regarding any Acquisition Proposal, or otherwise cooperate in any way with or assist or participate in, knowingly facilitate or encourage, any effect or attempt by any other person, corporation, trust or other entity to seek to do any of the foregoing;

(b)	make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the provisions of the Securities Act (British Columbia)

OPTION AGREEMENT

relating to proxies), or seek to advise or influence any other person or entity with respect to the voting of any voting securities of BZO; or

(c)	otherwise act, alone or in concert with others, to seek to control of the management, board of directors or policies of BZO.
7.4	Financing Right
(a)

Prior to the earlier of termination of the First Option and the First Option Deadline, and subject to any existing rights granted by BZO to its underwriters or agents to participate in equity financing by BZO, and compliance with any requirements of applicable laws and the rules and guidelines of the exchange on which BZO’s shares are listed, if ELD and its affiliates hold at least a 5% “shareholding” (defined as a percentage interest in the common shares of BZO on a non-diluted basis), BZO agrees that ELD shall have a preferential right to participate in each financing (whether by way of an offering of its securities to the public or by private placement) undertaken by BZO to a level which is the greater of:

(i)	such number of BZO Securities as will permit ELD to maintain the proportionate percentage shareholdings in BZO held by ELD and its affiliates immediately prior to the equity financing, and
(ii)	10% of the financing;

provided in no event shall the number of BZO Securities put ELD offside under Section 7.1

(b)

For the purposes of giving effect to Section 7.4(a), BZO shall provide to ELD reasonable notice of each intended equity financing, such notice to include the intended use of funds, the minimum amount required to be raised, if any, the intended sources for such funds, and all other material terms thereof. ELD shall then have the right for five (5) Business Days to elect, by providing notice to BZO, as to what portion, if any, of the proposed equity financing it shall take-up. If ELD provides no response in such five (5) Business Day period, then it will be deemed to have declined the offer and BZO may, during the following sixty (60) days, proceed to implement the equity financing on the same terms as were made available to ELD. If the financing is not so implemented within the said sixty (60) days, then BZO must again meet its obligations under Sections 7.4(a) and 7.4(b).

ARTICLE 8

DUE DILIGENCE

8.1	Access to Information

On the Effective Date, BZO will provide ELD and its Representatives with full access to:

(a)

all information relating to the Properties and such other information relating to BZO as would be provided to an arm’s length purchaser in connection with a financing similar in nature to the Securities Purchase in BZO’s possession, whether embodied in tangible or electronic form, including without limitation all maps, assays, surveys, drill logs, samples, metallurgical, geological, geophysical, geochemical and engineering data in respect thereof; and

OPTION AGREEMENT

(b)	the Properties to conduct all reasonable investigations, as ELD considers appropriate.
8.2	Due Diligence Condition

Subject to Section 8.3, the obligation of ELD to complete the Securities Purchase and complete the transactions contemplated in this Agreement is subject to ELD being satisfied with its due diligence investigation of the Properties and BZO (the “Due Diligence”).

8.3	Completion

ELD agrees to complete the Due Diligence on or before July 18, 2008 and if, on or before such deadline, ELD notifies BZO that:

(a)

it elects to proceed, then ELD shall complete the transactions contemplated in this Agreement and in particular the Parties will complete the Securities Purchase within 5 Business Days of such notice, or such earlier date as the Parties, acting in good faith, may find practicable (the “Completion Date”); or

(b)

it elects not to proceed or fails to provide any notification to BZO, then the transactions contemplated in this Agreement shall not be completed, with the exception that ELD shall within 20 Business Days following the Effective Date subscribe for, and BZO shall issue to ELD, 2,500,000 BZO Common Shares at a price of $0.80 per BZO Common Share, which private placement shall be subject to all necessary (including regulatory) approvals. In the circumstances detailed in this Subsection 8.3(b), other than such private placement, neither Party will have any further obligation to the other Party with respect to this Agreement save pursuant to Article 14 and Article 16.

ARTICLE 9

RIGHTS AND OBLIGATIONS

9.1	Operator

Commencing upon the Completion Date, ELD will become the Operator and BZO shall co-operate with ELD in respect to the delivering to ELD all records in BZO’s possession pertaining to the Properties.

9.2	Operator’s Obligations

The Operator is obligated to:

(a)

consider, develop and submit Programs for consideration by BZO and implement Programs, it being acknowledged that decisions to commence or continue detailed work and selection of drill sites shall be made solely in the discretion of ELD, considering the recommendations of BZO;

(b)	pay all Expenditures properly incurred promptly as and when due;
(c)

conduct all work on or with respect to the Properties, the Application areas and the Area of Interest and collect, handle, store and record all data related thereto, all in a manner consistent with good exploration, engineering and mining practice and in compliance with the applicable laws, rules, orders and regulations and to NI 43-101 standards;

OPTION AGREEMENT

(d)

keep the Properties in good standing and free and clear of all Encumbrances (except liens for taxes not yet due, other inchoate liens, liens contested in good faith by the Operator, the Property Payments, the First Option, Second Option and the Third Option) and to proceed with all diligence to contest and discharge any such Encumbrance that is filed;

(e)

permit the directors, officers, employees and designated consultants and agents of the BZO Parties, at their own expense and risk, access to the Properties and all records and accounts in respect of ELD work on the Properties and the Application areas at all reasonable times;

(f)

permit the BZO Parties to inspect, twice per calendar year, and more frequently if required by them to meet their reporting obligations under NI 43-101, all geological, geophysical and geochemical information, maps, diagrams, documents, reports, records and databases in the possession or under the control of the Operator and related to the Properties and the Application areas, along with any samples or drill core obtained therefrom, and access at all reasonable times, at its own sole risk and expense, to the Properties and the Application areas;

(g)

perform such assessment work or make payments in lieu thereof and pay such rentals, taxes or other payments and do all such other things as may be necessary to maintain the Properties and related assets in good standing including, without limitation, staking and re-staking mining concessions, and applying for additional Mineral Rights and Other Rights;

(h)	maintain true and correct books, accounts and records of Expenditures, in accordance with Canadian generally accepted accounting principles, consistently applied;
(i)

deliver to the BZO Parties within 15 days after the end of each calendar month, a Monthly Report provided that a Monthly Reports will not be required during such months in which no work was conducted, and no Expenditures incurred;

(j)	conduct all appropriate consultation, in respect to the Project, with local community groups including appropriate aboriginal groups, if any;
(k)

provide responsible environmental management to the Project within the rules and guidelines operative of the appropriate Governmental Authorities having jurisdiction thereover, provided that, prior to exercise of the First Option, such management, together with any issues, costs or expenses in respect thereto, pertains only to the activities of ELD on the Properties and otherwise during such period the responsibility and liability therefor shall remain with the BZO Parties;

(l)

to provide to BZO with copies of all of the environmental, heritage, and archaeology studies, and monitoring reports prepared for government organizations and brief BZO in such regard on a regular basis;

(m)	transfer all data, documents, reports, records, accounts, samples and assays in its possession or control, and relating to the Mining Operations or the Properties, to the incoming Operator; and
(n)

during the Option Period, permit and provide BZO and its representatives access as and when required to all scientific and technical data and information in its possession or control relating to the Properties, results of work conducted on or in relation thereto and all planned work thereon as may be required by BZO in order to assist BZO to fulfill its

OPTION AGREEMENT

obligations under NI 43–101 and report any material exploration results or adverse events to BZO without delay.

9.3	Emergency Expenditures during the First Option Period

Notwithstanding any other provision of this Agreement, the Operator will be entitled to incur as Expenditures all costs and expenses necessary to preserve or protect life, limb, property or the environment in respect of the Properties or otherwise in the course of exploration or development activities.

9.4	Obligations to Inform

During the First Option Period, each Party will have the following obligations:

(a)	it will promptly deliver to the other Party any notices, demands or other material communications relating to any of the Assets that such Party receives;
(b)

it will obtain the prior written approval of the other Party to the sending of any notice, demand or other material communications relating to any of the Assets to any adjacent property owner or any government or regulatory authority; and

(c)	it will refrain from disposing of its interest in any of the Assets except in accordance with Article 11.
9.5	Registered Title during the First Option Period

During the First Option Period, JAG and Cachambix, as applicable, will remain the registered holders of the Mineral Rights and Applications comprising the Properties, however forthwith upon formation of the Joint Venture then upon request by ELD, BZO will cause JAG and Cachambix to and JAG and Cachambix will transfer such Mineral Rights and Applications to ELD which shall hold same pursuant to the JVA. On the Completion Date the BZO Parties will execute and deliver to ELD a POA to secure the interest of ELD hereunder for ELD, such POA to be held pending exercise of the First Option. ELD shall be solely responsible for all costs related to the preparation, execution, delivery and, when applicable, use or filing of the POA to effect a transfer of the Mineral Rights and Applications, and for its effectiveness under the laws of Brazil. No representation or warranty, express or implied, is made or given by any BZO Party in respect of the POA, other than as to authorization of its execution and delivery by them.

9.6	Abandonment of Mineral Rights during First Option Period

If, during the First Option Period, JAG or Cachambix proposes to surrender or abandon any Mineral Rights comprised in the Properties, then it will notify ELD of its intent, and such Mineral Rights may only be abandoned with the consent of ELD. Following a surrender, abandonment or transfer made pursuant to such consent then the Mineral Rights so surrendered, abandoned or transferred will thereafter cease to form part of the Properties and will no longer be subject to this Agreement, save and except with respect to such obligations or liabilities of the Parties as have accrued to the date of such surrender, abandonment or transfer.

9.7	Environmental Co-Operation

The Parties agree to establish a cooperative environmental consultation process, whereby the BZO Parties will be involved in the environmental licensing requirements of the Project.

OPTION AGREEMENT

9.8	Project Funding

ELD shall be obliged to fund the Expenditures from the funds payable pursuant to the First Option Expenditure Condition after which funding shall:

(a)	if the First Option has been terminated pursuant to Section 3.9, revert solely to the BZO Parties; and
(b)	if the Joint Venture Election has been deemed delivered, be borne pursuant to the terms of the JVA.

ARTICLE 10

JOINT VENTURE

10.1	Formation of Joint Venture

Upon the deemed delivery of a Joint Venture Election pursuant to the terms of this Agreement, ELD and JAG will be deemed to have formed a joint venture effective on the date of delivery thereof for the purposes of and on the JV Terms (the “Joint Venture”). Notwithstanding such deeming, for documentary purposes, the Parties shall forthwith negotiate in good faith and execute a form of agreement consistent with the JV Terms. If and until such agreement is executed, the JV Terms shall be deemed to constitute such agreement (in either case the “JVA”). Save in respect to matters arising hereunder before the deemed formation of the Joint Venture, the Second Option and the Third Option, if unexercised, which shall survive, the JVA shall supplant this Agreement.

10.2	Joint Venture Company

The Parties agree to give good faith consideration, taking into account tax, accounting, legal and other issues, to the possibility that the Joint Venture be conducted by a Joint Venture Company or other legal vehicle and if such is agreed then the Joint Venture shall be constituted by way of a shareholders or other agreement (mutatis mutandis) and the Parties shall in a timely manner agree upon the terms of such agreement and execute same, but in any event generally on the JV Terms modified as necessary to adapt to the nature of the corporate entity selected.

ARTICLE 11

TRANSFERS

11.1	Limitations on Transfers

No Party will transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer, alienate or otherwise dispose of (in this Article, to “Transfer”) any or all of its interest in the Assets or transfer or assign any of its rights under this Agreement (in this Article, such interests and rights, collectively, the “Holdings”) without the prior written consent of the non-transferring Party, such consent not to be unreasonably withheld. After the formation of the Joint Venture, this Article 11 shall have no further force or effect and the JV Terms or the JVA, as the case may be, shall govern all of the foregoing.

11.2	Exceptions

Nothing in Section 11.1 applies to or restricts in any manner:

(a)	a disposition by the Transferring Party of all or a portion of its Holdings to an Affiliate of the Transferring Party, provided that such Affiliate first assumes and agrees to be bound

OPTION AGREEMENT

by the terms of this Agreement and agrees with the other Party in writing to retransfer the Holdings to the Transferring Party before ceasing to be an Affiliate of the Transferring Party; or

(b)

an amalgamation or corporate reorganization involving the Transferring Party which has the effect in law of the amalgamated or surviving corporation possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor corporation; or

(c)	a sale, forfeiture, charge, withdrawal, transfer or other disposition or encumbrance which is otherwise specifically required or permitted under this Agreement.
11.3	Conditions of Transfers

As a condition of any Transfer other than to another Party, the transferee must covenant and agree in writing to be bound by this Agreement, including this Article 11, and prior to the completion of any such Transfer, the Transferring Party will deliver to the other Party evidence thereof in a form satisfactory to such other Party in which case the Transferring Party will be released from its obligations hereunder with the exception of firstly any outstanding obligations arising prior to the Transfer and secondly pursuant to Article 16 and Article 17, for which the Transferring Party will remain liable.

ARTICLE 12

OTHER BZO PROPERTIES

12.1	ROFO

The BZO Parties grant ELD a right of first offer, such that until the later of:

(a)	the first anniversary of First Option Deadline, if the First Option is not exercised; and
(b)	the termination of the Joint Venture, if the First Option is exercised,

if BZO or any BZO Affiliate wishes either to sell an interest in or to enter into a joint venture in respect to the development of any Other BZO Properties but excluding any sale or joint venture arising pursuant to back-in rights to which the relevant interest is subject, then BZO will give notice to such effect to ELD and in such notice detail the nature of the proposed transaction and the price therefor. ELD shall then have the right for a period of thirty (30) days in which, with BZO co-operation, to conduct due diligence in regards thereto and within such period to give notice to BZO that it elects to so purchase or joint venture, as the case may be. If ELD gives such notice then the appropriate parties shall enter into and consummate such sale or joint venture, as the case may be, and if the latter then substantially on the terms of the JVA with such changes as are necessary to reflect the terms of sale. If ELD either indicates to BZO that it is not interested in so purchasing or fails to give notice within such 30 day period, then BZO or the respective BZO Affiliate may sell to or joint venture with, as the case may be, any other third party on the terms offered to ELD or better (for BZO or such BZO Affiliate). If such transaction is not consummated within one hundred and twenty (120) days of expiry of the 30 day period referred to above (an aggregate of 150 days from the date of the original notice from BZO to ELD), then the entire process shall again be required.

OPTION AGREEMENT

ARTICLE 13

FORCE MAJEURE

13.1	Events

Notwithstanding any other provisions contained herein, a Party will not be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (except those caused by its own lack of funds) including, but not limited to: acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances; laws, rules and regulations or orders of any duly constituted court or governmental authority; government intervention with operations; war; or protests, demonstrations or other events causing work stoppages by environmental lobbyists, NGOs or local community groups (in this Article, each an “Intervening Event”).

13.2	Effect of Intervening Events

All time limits imposed by this Agreement (other than for the payment of monies) will be extended by a period equivalent to the period of delay resulting from an Intervening Event described in Section 13.1, provided in the event an Intervening Event persists for more than eighteen (18) months and has the effect of ELD being unable to incur the Expenditures, then ELD may at any time thereafter so long as the Intervening Event continues, deliver to BZO a First Option Termination Notice and ELD shall not be obliged to incur any Expenditures which have not been incurred to the date of such delivery, including any unexpended funds otherwise payable under the First Option Expenditure Condition.

13.3	Obligation to Remove Intervening Events

A Party relying on the provisions of this Article 13 will take all reasonable steps to eliminate any Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such Party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted court or governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

13.4	Giving Notice

A Party relying on the provisions of this Article 13 will give notice to the other Parties forthwith upon the occurrence of the Intervening Event and forthwith after the end of the period of delay when such Intervening Event has been eliminated or rectified.

ARTICLE 14

CONFIDENTIAL INFORMATION

14.1	Confidential Information

Except as specifically otherwise provided for herein, the Parties will keep confidential all data and information respecting this Agreement and the Assets and will refrain from using it other than for the activities contemplated hereunder or publicly disclosing it unless required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction, or with the consent of the other Party, such consent not to be unreasonably withheld.

OPTION AGREEMENT

14.2	Fraudulent or Negligent Disclosure

Neither Party will be liable to the other Party for the fraudulent or negligent disclosure of information by any of the Parties’ employees, servants or agents, provided that the Party has taken reasonable steps to ensure the preservation of the confidential nature of such information.

14.3	Information in Public Domain

The provisions of this Article 14 do not apply to information which is or becomes part of the public domain other than through a breach of the terms hereof.

14.4	Press Release

The Parties will consult with each other prior to issuing any press release or other public statement regarding the Assets, or the activities of the Parties with respect thereto. In addition, each Party will obtain prior consent from the other Party before issuing any press release or public statement except if such disclosure is required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction, and the other Party unreasonably withholds consent to such press release or other public statement. Notwithstanding the above, where a Party requests consent from the other Party of any press release or public statement and the other Party has not responded to such request within two Business Days, then the Party proposing the press release or public statement will be entitled to proceed with its disclosure as if it had received consent from the other Party. However, any consent by a Party to the other Party issuing a press release or public statement, will not be considered an approval or certification of the consenting Party to the accuracy of the information in such press release or public statement, or a confirmation that such press release or public statement complies with the rules, policies, by-laws and disclosure standards of the applicable regulatory authorities or stock exchanges.

14.5	Request to Disclose

Where a request is made for permission under this Article 14 to disclose confidential information or issue a press release or other public statement, a reply thereto will be made as soon as possible and in any event within two Business Days after receipt of such request, failing which the Party requesting will be entitled to disclose such information in the limited circumstances specified in such request as if such consent had been given.

ARTICLE 15

DISPUTE RESOLUTION

15.1	Arbitration

Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidating thereof, shall be settled by arbitration of a single arbitrator pursuant to the Commercial Arbitration Act (RSBC 1996 C. 55) and such arbitration shall be conducted under the rules of the British Columbia International Commercial Arbitration Centre in Vancouver, BC. The Parties waive any rights under any applicable law to appeal any arbitration proceedings or award. The place of arbitration shall be Vancouver, BC. The arbitrator shall be a person acceptable to both parties and have expertise in the subject matter of the dispute.

OPTION AGREEMENT

ARTICLE 16

AREA OF INTEREST

16.1	All Parties
(a)

From the Effective Date until termination of this Agreement, the Parties and each of their respective Affiliates will not acquire any Mineral Rights (or an interest therein) or Other Rights (or an interest therein) located wholly or in part within the Area of Interest (the “Acquired Interest”) unless acquired in accordance with Section 16.1(b);

(b)

If a Party or any of its Affiliates acquires or proposes to acquire an Acquired Interest, within thirty (30) days after such acquisition or proposed acquisition, as the case may be, such Party (and if it is an Affiliate of a Party, the applicable Party) shall notify the other Party of such acquisition or proposed acquisition. Such notice shall describe in detail the Acquired Interest, the acquiring Party or Affiliate and the cost thereof. In addition to such notice, the acquiring Party shall make any and all information concerning the Acquired Interest available for inspection by the other Party. Within thirty (30) days after receiving the notice and information, the other Party shall notify the acquiring Party of its election to include such Acquired Interest in the Properties, and if it so elects then such Acquired Interest will be deemed an Additional Property and BZO will bear the costs of such acquisitions provided that the First Option Expenditure Condition will increase by 60% of the costs of the acquisition of the Acquired Interest in accordance with their respective Earned Interest. If the other Party does not want to include such Acquired Interest as part of the Properties, then the Party which gave such notice and any of its Affiliates will be free to acquire or otherwise deal with such Acquired Interest for their own account, and such Acquired Interest will be deemed not subject to this Agreement or the Joint Venture.

16.2	ELD
(a)

For a period of one year after the termination of this Agreement, if such termination is by ELD prior to and other than by ELD acquiring an Earned Interest, then ELD and each of their Affiliates will not acquire any Mineral Rights (or an interest therein) or Other Rights (or an interest therein) located wholly or in part within the Area of Interest (the “Acquired Interest”) unless acquired in accordance with Section 16.2(b);

(b)

If ELD or any of its Affiliates acquires or proposes to acquire an Acquired Interest, within thirty (30) days after such acquisition or proposed acquisition, as the case may be, ELD (and if it is an Affiliate of ELD, the applicable Affiliate) shall notify the BZO of such acquisition or proposed acquisition. Such notice shall describe in detail the Acquired Interest, the acquiring Affiliate, if applicable, and the cost thereof. In addition to such notice, ELD shall make any and all information concerning the Acquired Interest available for inspection by BZO. Within thirty (30) days after receiving the notice and information, BZO shall notify ELD of its election to acquire the Acquired Interest, and if it so elects then BZO shall be entitled to acquire such Acquired Interest at its cost. If BZO does not want to acquire such Acquired Interest, then ELD and any of its Affiliates will be free to acquire or otherwise deal with such Acquired Interest for its own account.

OPTION AGREEMENT

ARTICLE 17

INDEMNITY DURING OPTION PERIOD

17.1	Indemnity

ELD shall indemnify and hold BZO and its affiliates and their respective directors, officers, employees and agents harmless against and in respect of any and all costs, expenses, losses, damages and liabilities suffered or incurred and arising from, relating to or in any way connected with the following:

(a)

any loss of life, injury to persons or property or damage to the Assets or any part thereof, the natural environment or natural resources arising out of work or operations conducted on the Properties or Applications by ELD, or caused by any act or omission on the part of ELD, during the Option Period including, without limitation any Environmental Claim arising in connection with ELD’s operations on the Properties or Applications; and

(b)

any clean up and remediation including, without limitation, all studies, tests, reports and investigations associated with the clean up and remediation of hazardous substances released, disposed of or discharged by ELD in connection with ELD’s operations on the Properties or Applications during the Option Period.

17.2	Survival
This Article 17 shall survive termination of this Agreement.

ARTICLE 18

NOTICE

18.1	Notice

All notices and other communications under this Agreement will be in writing and may be delivered personally or transmitted by facsimile as follows:

To ELD:

Eldorado Gold Corporation

1188 - 550 Burrard Street

Vancouver, BC V6C 2B5

Facsimile:	604 687 4026
Attention:	Eduardo Moura

With a copy to:

Fasken Martineau DuMoulin LLP

Barristers and Solicitors

Suite 2900, 550 Burrard Street

Vancouver, BC	V6C 0A3

Facsimile: 604 631 3232

Attention: Josh Lewis

OPTION AGREEMENT

To BZO and to JAG and to Cachambix:

c/o Brazauro Resources Corporation

16360 Park Ten Place, Suite 217

Houston, Texas 77084

Facsimile:	281 579 9799
Attention:	Mark E. Jones

With a copy to:

DuMoulin Black LLP

1000 – 595 Howe Street

Vancouver, BC	V6C 2T5

Facsimile: 604 687-8772

Attention: C. Bruce Scott

or to such addresses as each Party may from time to time specify by notice. Any notice will be deemed to have been given and received:

(a)

if personally delivered, then on the day of personal service to the recipient Party, provided that if such date is a day other than a Business Day such notice will be deemed to have been given and received on the first Business Day following the date of personal service;

(b)

if sent by facsimile transmission and successfully transmitted prior to 4:00 pm on a Business Day (recipient Party time), then on that Business Day, and if transmitted after 4:00 pm on that day then on the first Business Day following the date of transmission.

ARTICLE 19

GENERAL

19.1	Other Activities and Interests

This Agreement and the rights and obligations of the Parties hereunder are strictly limited to the Properties, the Area of Interest and the BZO Properties. Save as herein specifically set out, each Party will have the free and unrestricted right to enter into, conduct and benefit from business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other Parties or inviting or allowing the other to participate including, without limitation, involving Mineral Rights.

19.2	TSX Venture Exchange Approval

The obligations of BZO pursuant to the terms of this Agreement are conditional upon approval of the Exchange.

19.3	No Waiver

No consent or waiver expressed or implied by any Party in respect of any breach or default by the other in the performance by such other of its obligations hereunder will be deemed or construed to be a consent to, or a waiver of, any other breach or default.

OPTION AGREEMENT

19.4	Further Assurances

The Parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the Parties in the Assets.

19.5	Manner of Payment

All payments to be made to any Party may be made by cheque or draft delivered to such Party at its address for notice purposes as provided herein, or for the account of such Party at such bank or banks in Canada as designated by a Party by notice from time to time. Such bank or banks will be deemed the agent of the designating Party for the purposes of receiving, collecting and receipting such payment.

19.6	Enurement

This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

19.7	Special Remedies

Each of the Parties agrees that its failure to comply with the covenants and restrictions set out in Section 9.6 (Abandonment of Mineral Rights During Option Period), Article 11 (Transfers), Article 14 (Confidential Information), or Article 16 (Area of Interest) would constitute an injury and cause damage to the other Parties impossible to measure monetarily. Therefore, in the event of any such failure, the other Parties will, in addition and without prejudice to any other rights and remedies that it may have at law or in equity, be entitled to injunctive relief restraining, enjoining or specifically enforcing the provisions of Section 9.6, Article 11, Article 14 or Article 16, as the case may be, and any Party intending to breach or which breaches the provisions Section 9.6, Article 11, Article 14 or Article 16 hereby waives any defence it may have in law to such injunctive or equitable relief.

19.8	Governing Law

This Agreement will be governed by and interpreted in accordance with the laws of British Columbia and the laws of Canada generally applicable therein.

19.9	Time of the Essence

Time is of the essence in the performance of each obligation under this Agreement.

19.10	Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts, taken together, will be deemed to constitute one and the same instrument. This Agreement may be signed by facsimile.

OPTION AGREEMENT

IN WITNESS WHEREOF this Agreement has been executed as of the date first above given.

ELDORADO GOLD CORPORATION
By: signed "Paul Nicholas Wright"
Name: Paul Nicholas Wright
Title: President and CEO

BRAZAURO RESOURCES CORPORATION
By: signed "Mark E. Jones III"
Name: Mark E. Jones, III
Title: Chairman, President and CEO

JAGUAR RESOURCES DO BRASIL LTDA
By: signed "Elton Luiz Da Silva Pereira"
Name: Elton Luiz Da Silva Pereira
Title: Administrator

MINERAÇAO CACHAMBIX LTDA
By: signed "Elton Luiz Da Silva Pereira"
Name: Elton Luiz Da Silva Pereira
Title: Administrator

OPTION AGREEMENT

SCHEDULE A

PROPERTIES DESCRIPTION

Application No. and Date	Holder
#850.300/2003(1)(3) Filed July 10, 2003	JAG
850.706/79 Filed on 20/Sep/1979. (2)(3)	Cachambix

APPLICATIONS

Application No. and Date	Holder
#850.198/2003(1)(3) Filed on May 6, 2003	Austral AGS do Brasil Ltda. Documents of Transfer to Jaguar filed December 12, 2003
#850.197/2003(1) Filed May 6, 2003	JAG
850.875/07 Filed on 15/Oct/2007.(3) (Formerly 850.208/2004 Filed May 4, 2004	JAG
850.017/08 Filed on 14/Jan/2008.(3) (Formerly 850.209/2004 Filed May 4, 2004	JAG

ROYALTIES AND PLEDGE

(1)         The option agreement pursuant to which applications for these licenses were acquired provides that the optionors are entitled to a sliding scale gross revenues royalty ranging from 2.5% for gold prices below $400 (U.S.) per ounce to 3.5% for gold prices in excess of $500 (U.S.) per ounce from production in respect of the mineral rights relating to the applications subject to the option agreement.  Since the application for the license subject to the option agreement covering the area that is subject to Application No. 850.706/79 will not be successful due to the presence of prior rights held by Cachambix, the 3.5% NSR is not payable on the area subject to Application No. 850.706/79.

(2)         The issued and outstanding quotas of Cachambix are pledged to the sellers to secure payment of the balance of the purchase price, pursuant to an agreement dated February 5, 2007.

(3)         All Mineral Rights are subject to royalties and/or taxes and are subject to reservations and conditions prescribed under Brazilian mining laws, payable to Brazil Government – 1% of net earnings from sale of product (gold) after smelter.

OPTION AGREEMENT

SCHEDULE B

JV TERMS

1.	JOINT VENTURE FORMATION

The Agreement contemplates the Parties forming a joint venture that will be governed by the JVA having, among others, substantially the terms set out in this Schedule B. The terms set out in this Schedule B are not exhaustive nor complete, and may be amended by agreement between the Parties.

2.	DEFINITIONS

Any capitalized terms not herein specifically defined shall have the meaning ascribed to it in the Agreement. Unless the context otherwise requires, in the JV Terms:

(1)

“Approved Budget” means a budget of estimated Joint Venture Expenditures approved by the Management Committee relating to the carrying out of an Approved Program or otherwise to be incurred during the period to which an Approved Budget relates;

(2)	“Approved Program” means a program of Joint Venture Activities approved by the Management Committee;
(3)	“Cash Call Notice” has the meaning given in clause 6.2;
(4)	“Chargee” has the meaning given in clause 11.1;
(5)	“Defaulting Participant” means a Participant which is in material breach of any of the provisions of the JVA;
(6)	“Effective Date” means the date on which the Joint Venture was formed pursuant to the Agreement;
(7)	“Expenditure” in addition to cash expenditure includes costs, obligations and liabilities incurred or properly accrued but not yet met;
(8)	“Joint Venture Activities” means all and any activities directed to the achievement of the purposes of the Joint Venture as set out in clause 3;
(9)	“Joint Venture Expenditure” means each Expenditure incurred under or in connection with the JVA;
(10)	“Joint Venture Property” means:
(a)	the Assets;
(b)	any Mining Operation;
(c)	all fixtures, tools, vehicles, spare parts, consumable stores, machinery, plant, equipment and supplies acquired, provided, gained or developed under the JVA;
(d)	all mining, materials supply, power supply, water supply and maintenance contracts and agreements entered into for the purposes of the JVA;

(e)

all information in relation to the Project acquired, provided, gained or developed under the JVA or in the possession or under the control of any of the Participants and the Operator (if not a Participant); and

(f)

all other property or rights of any description (including intellectual property rights), whether real or personal, acquired, provided, gained or developed under the JVA other than saleable Mineral Product;

(11)	“Management Committee” has the meaning given in clause 7.1;
(12)	“Mineral Product” means any Mineral in any form or compound whatsoever;
(13)	“Non charging Participant” has the meaning given in clause 11.1;
(14)	“Non-Operator” means any Participant which, at the relevant time, is not the Operator;
(15)	“Operator” has the meaning given in clause 8.1;
(16)	“Participating Interest” means in relation to a Participant:
(a)	the proportionate interest (expressed as a percentage) of the Participant as tenant in common in the Joint Venture Property;
(b)	the right, subject to the Agreement, to take in kind and separately dispose of its proportion of all saleable Mineral Product produced by the Joint Venture under the JVA; and
(c)	its proportionate interest (expressed as a percentage) of all other rights under the JVA,

subject to the obligations attaching to the foregoing and imposed on that Participant under the JVA;

(17)	“Participant” means a party to the JVA that has a Participating Interest;
(18)	“Security” has the meaning given in clause 11.1;
(19)	“Selling Participant” means a Participant who desires or is compelled to sell, transfer, assign or dispose of the whole or any part of its Participating Interest; and
(20)	a reference to a clause is to a clause of this Schedule B.
3.	SCOPE OF JOINT VENTURE

The Participants will associate themselves in and constitute, with effect on and from the Effective Date, a contractual joint venture for the following purposes:

(1)	to carry out exploration of the Properties for Minerals;
(2)	if results justify so doing, to make technical, commercial and economic feasibility studies to establish whether or not a Mining Operation is economically viable in or on the Property;

(3)

if any Mining Operation is considered technically, commercially and economically viable, to develop one or more Mines and to commence and continue production of saleable Mineral Product on a commercial scale; and

(4)	any other activity in connection with or incidental to any of the foregoing including the beneficiation, processing or refining of Mineral Product.
4.	Initial Participating Interests and Joint Venture Expenditure
4.1	Participating Interests

The Participating Interests of the Participants on the Effective Date will be:

(1)	ELD as to 60%; and
(2)	BZO as to 40%.
4.2	Joint Venture Expenditure

Upon the formation of the Joint Venture, the Joint Venture Expenditure contributed by the Participants will be deemed to be:

(1)	ELD - $49,500,000 (subject to adjustment pursuant to Sections 3.5 and 16.1(b)); and
(2)	BZO - $33,000,000 (subject to adjustment pursuant to Section 3.5 and 16.1(b)of the Agreement).
5.	RIGHTS AND LIABILITIES OF PARTICIPANTS
5.1	Rights and Liabilities Several not Joint

As between the Participants the rights, duties, obligations and liabilities arising out of the Joint Venture will be several and not joint, it being the express purpose and intention of the Participants that the ownership of their respective interests in all Joint Venture Property must be as tenants in common in proportion to their Participating Interests and that all liabilities and obligations to third parties arising out of Joint Venture activities will be borne by the Participants in proportion to their respective Participating Interests.

5.2	Right to Mineral Production

Each Participant will own and have the right to take in kind and separately dispose of and must take in kind a share proportionate to its Participating Interest of the saleable Mineral Product produced under the Joint Venture.

5.3	Participants not Fiduciaries

Nothing contained in the JVA may be construed as imposing any fiduciary duty on any Participant with respect to any activities carried out or decisions made as contemplated in the JVA.

5.4	Holding of Joint Venture Property

All Joint Venture Property, whether acquired before or after the Effective Date, must wherever practicable be held by the Operator as a bare nominee and bare trustee, in trust, pursuant to the terms of the JVA, for the Participants as tenants in common in proportion to their respective Participating Interests for the time being and from time to time. All Joint Venture Property held by the Operator must be held, used, dealt with or applied solely for the purposes of the Joint Venture or as otherwise permitted under the JVA. Any Participant will be entitled to request, and the Operator must comply with any reasonable request so made, that a declaration of trust or other such documentation in a form satisfactory to counsel for the Participants, evidencing such a trust arrangement be prepared and executed by the Operator and the Participants.

6.	CONTRIBUTION TO JOINT VENTURE EXPENDITURE
6.1	Obligation to Contribute

Subject to clause 10.1, each Participant must contribute to all Joint Venture Expenditures incurred in conducting Approved Programs and otherwise incurred as contemplated by Approved Budgets or otherwise incurred in a manner provided for in the JVA in proportion to its Participating Interest on each date on which a contribution is due to be made.

6.2	Timing of Contributions

If contributions to Joint Venture Expenditures are required to be made by a Participant under the JVA, then the Operator must issue a notice to each Participant (“Cash Call Notice”) for each calendar quarter. Any Cash Call Notice must not be issued more than 40 Business Days but not less than 30 Business Days in advance of the calendar quarter to which the Cash Call Notice relates.

6.3	Operator’s Cash Call Notices

All contributions to Joint Venture Expenditure required to be made by a Participant under the JVA must be made by that Participant paying to the Operator, on or up to 30 days before the first day of the calendar quarter to which the Cash Call Notice relates, the amount stated in the Cash Call Notice as being the amount due to be contributed by that Participant.

7.	MANAGEMENT COMMITTEE
7.1	Establishment

A management committee must be established as soon as reasonably possible and within one month of the Effective Date to direct the Operator and all Joint Venture Activities (“Management Committee”).

7.2	Number of Members

The Management Committee must consist of a number of members which is twice the number of the Participants for the time being.

7.3	Appointment of Members

The Participants must each appoint 2 of the members and at least 1 alternate member for the time being of the Management Committee and each Participant may remove any person so appointed by it and appoint another person in his or her place. Each appointment and removal of a member must be effected by notice in writing signed by an authorised officer of the appointing Participant. An alternate member may attend all meetings and an alternate member may act in place of a Participant’s appointed member in such member’s absence.

7.4	Quorum

A quorum at a meeting of the Management Committee must comprise 2 members representing at least 2 Participants the aggregate of whose Participating Interests is not less than 50%.

7.5	Votes

The members appointed by a Participant will have between them 1 vote for each whole percentage point of their appointor’s Participating Interest.

7.6	Chairperson

A member of the Management Committee appointed by the Participant entitled to be Operator will be the Chair of Management Committee meetings, provided however, that notwithstanding the foregoing and any change of Operator, ELD shall be the Chair of the Management Committee for so long as the Participating Interest of ELD exceeds 50%. The Chair shall be entitled to appoint the secretary for the meeting. The secretary of the meeting shall take minutes of that meeting and circulate copies thereof to each member and each alternate member.

7.7	Decisions by Majority Vote

Except where a provision of the JVA requires a special resolution or a unanimous resolution all questions before the Management Committee will be decided by a simple majority of the votes cast. For greater certainty, the Chair of the Management Committee shall not have any additional voting rights on any matter requiring special or unanimous resolution other than its vote as an appointed member of a Participant.

7.8	Consent of Management Committee Required

Notwithstanding any provision in the JV Terms, the Operator shall not take any of the following actions without obtaining the prior written unanimous consent of the Management Committee:

(1)	create, or permit to remain, any Lien upon any of the Assets, except for any Liens which are customary in the circumstances of a mining joint venture;
(2)	abandon, sell or otherwise dispose of the Properties, or any part thereof; or
(3)	settle any suit, claim or demand with respect to the Joint Venture involving an amount in excess of $50,000.
7.9	Disposal of Properties

If the Management Committee has unanimously consented to the abandonment, sale or other disposal of any of the Properties, then the Operator may dispose of such of the Properties by giving the non-Operator 60 days written notice of the proposed disposal. On receipt of such notice, the non-Operator may elect to acquire all of that part of the Properties subject to the proposed disposal by delivering a notice to the Operator to this effect and stating the fair market value thereof at least 15 days before the expiry of such 60 day notice period. On receipt of the notice from the non-Operator, the Operator shall unless (acting reasonably) it disputes the fair market value ascribed to that part of the Properties subject to the proposed disposal, promptly transfer the part of the Properties subject to the proposed disposal to the non-Operator for fair market value. The non-Operator shall pay for all transfer costs. Upon completion of the transfer of the part of the Properties subject to the proposed disposal to the non-Operator, the part of the Properties subject to the proposed disposal will no longer be subject to this Agreement, except that the non-Operator shall indemnify and save harmless the Operator on its own behalf and as trustee for its shareholders, directors, officers, employees, agents, contractors and representatives from and against all suits and other proceedings, claims, demands, damages, liabilities, losses, costs and expenses (including lawyers' fees and disbursements) which the Operator may suffer or incur in respect of the part of the Properties subject to the proposed disposal.

7.10	Meetings of Management Committee

Management Committee meetings are to be held at least quarterly and are permitted by telephone and efforts will be made to schedule meetings at times and places mutually agreeable to all appointed members of the Management Committee.

8.	OPERATOR
8.1	Operator and Removal of Operator
(1)

Subject to clause 8.1(2), any agreement by the Participants otherwise, and to the creation of a Joint Venture Company, the Participant with largest Participating Interest will be operator of the Joint Venture (“Operator”) and will remain so unless the Operator’s Participating Interest ceases to be the largest or the Operator resigns or is removed for default or if the Operator is generally not able to pay its debts as such debts become due or admits in writing its inability to pay its debts generally as such debts become due or makes a general assignment for the benefit of creditors or any proceedings are instituted by or against it under any bankruptcy, insolvency or similar law.

(2)	If the Participating Interest of each Participant is 50% then the incumbent Operator will be the operator of the Joint Venture unless the Participants otherwise agree.
(3)	A Non-Operator Participant may refer question of Operator default to arbitration if it is outvoted on a Management Committee motion to remove the Operator for default.
8.2	Operator Obligations
(1)

The Operator, among other usual and standard obligations, must keep the Property in good standing and free of any Encumbrances, comply with applicable law, maintain proper books and accounts and adequate insurance and operate according to good mining practices.

(2)	The Operator must conduct Joint Venture Activities in accordance with Approved Programs and Approved Budgets.
(3)	The Operator must deliver the following reports to the Management Committee:
(a)

a monthly progress report indicating the status of any Approved Program being conducted on the Property and disclosing any significant technical data learned or obtained in connection with such work, along with an estimate of the Expenditure incurred during that month, but progress reports will only be required quarterly during those periods in which there is no work being conducted;
(b)	as soon as practical after verification by the Operator, a report in respect of any material exploration results or adverse events.
(4)

The Operator must provide to each Participant access as and when required to all scientific and technical data and information in its possession or control relating to the Joint Venture Property, results of work conducted on or in relation thereto and all planned work thereon as may be required by the Participant in order to assist BZO to fulfill its obligations under NI 43–101 and report any material exploration results or adverse events to the Participants without delay.

8.3	Prohibitions

The Operator must not, except with the prior approval of the Management Committee or except in an emergency or as necessary to protect property and persons:

(1)	knowingly enter into any contract or arrangement in connection with the Joint Venture with a Participant or an Affiliate of a Participant;
(2)

except where sufficient details are provided in an Approved Program or Approved Budget enter into any contract or subcontract involving a commitment to Expenditure, whether capital or operating, in excess of $500,000;

(3)

subject to Section 7.9 and except where expressly contemplated in an Approved Program or Approved Budget, sell or otherwise dispose of any Joint Venture Property having a market value exceeding $500,000;

(4)	institute, defend, compromise or settle any court or arbitral proceedings or insurance claim involving an amount in excess of $500,000; or
(5)	except as necessary to comply with law or the requirements of any Governmental Authority having jurisdiction, suspend or curtail any Mining Operation.
8.4	Indemnification of Operator

Each Participant must indemnify the Operator from and against any liability, loss, damage, claim, demand, proceeding, expense, injury or death (including legal fees) suffered, sustained or incurred by the Operator which arises out of or as a consequence of the performance by the Operator or its officers, employees or agents of the Operator’s obligations under the JVA.

8.5	Apportionment of Liability

A Participant’s liability to indemnify the Operator (whether under clause 8.4 or otherwise) will be reduced proportionally to the extent that any negligent act, omission or wilful misconduct of the Operator or its officers, employees or agents has caused or contributed to any liability, loss, damage, claim, demand, proceeding, expense, injury or death. Notwithstanding the foregoing, the Operator shall not be indemnified nor held harmless by any of the Participants for any loss, liability, claim, demand, damage, expense, injury or death (including, without limiting the generality of the foregoing, legal fees) resulting solely from the negligence or wilful misconduct of the Operator or its officers, employees or agents. The obligation of the Participants to indemnify and save the Operator harmless shall be in proportion to their respective Participating

Interest as at the date that the loss, liability, claim, demand, damage, expense, injury or death occurred or arose.

8.6	Operator’s Fee

Subject to clause 7.8, the Operator may charge an appropriate fee for management of the Joint Venture, which fee will be determined by the Management Committee.

9.	PROGRAMS AND PRODUCTION PROGRAMS
9.1	Annual Programs and Budgets

The Operator must submit annual programs and budgets for Management Committee approval. The proposed budget must contain quarterly Expenditure projections.

9.2	Right of Participant to propose Program and Budget

If the Operator fails to submit an annual program and budget with budgeted Expenditure equal to or greater than $300,000, then a Participant who is not the Operator may propose to the Management Committee an annual program and budget with budgeted Expenditure equal to or greater than $300,000. Such a program and budget is deemed to be an Approved Program and Approved Budget and if the Participant that is the Operator elects not to participate in the Approved Program and make contributions to the Expenditure required by the Approved Budget, then the Non-Operator Participant may elect to become Operator of the Joint Venture for the purposes of carrying out that Approved Program. Thereafter, the Participant with the largest Participating Interest will have the first right to propose an annual program and budget.

9.3	Operator’s Authority

The approval of a program and budget by the Management Committee will be authority for the Operator to undertake the Joint Venture Activities specified in and incidental to the program and to incur on behalf of the Participants the Joint Venture Expenditure estimated in and incidental to the budget but the Operator must not incur Expenditure in the performance of the Joint Venture Activities specified in an Approved Program and an Approved Budget in an amount which exceeds by more than 10% the total of the Joint Venture Expenditure estimated within an Approved Program and an Approved Budget except:

(1)

in an emergency, as considered by the Operator necessary to maintain and preserve the Joint Venture Property or to preserve or protect life, limb, property or the environment in respect of the Joint Venture Property;

(2)	to effect and maintain required insurances;
(3)	in accordance with a prior approval obtained from the Management Committee; or
(4)

as necessary to comply with any law or requirement of a Governmental Authority having jurisdiction where reference to the Management Committee is impracticable and until such reference becomes practical.

10.	DILUTION
10.1	Election to Dilute

Each Participant may, by notice in writing to the other Participant and the Operator given within 10 Business Days after the approval by the Management Committee of a program and budget, elect:

(1)	not to contribute to the Joint Venture Expenditure to be incurred during the period to which that Approved Budget relates; or
(2)

to reduce its contribution to the Joint Venture Expenditure to be incurred during the period to which that Approved Budget relates by contributing less than the amount that it would, but for this clause 10.1(2), be required to contribute under clause 6.1.

10.2	Consequence of Election

If a Participant gives notice as permitted by clause 10.1 then:

(1)

in the case where that Participant gives notice under clause 10.1(1), it will not be entitled or obliged to contribute to Joint Venture Expenditure incurred from the commencement of the period covered by the Approved Budget in relation to which the notice was given until it becomes entitled and obliged to recommence contributing to Joint Venture Expenditure;

(2)

in the case where that Participant gives notice under clause 10.1(2), it will only be entitled and obliged to contribute to Joint Venture Expenditure in the reduced amount specified in the notice given by it under clause 10.1(2) until completion of the Approved Program to which the notice relates; and

(3)	during the period for which a Participant is not entitled nor obliged to so contribute, its Participating Interest will dilute.
10.3	Dilution

During any period in which the Participating Interest of a Participant is diluting Participating Interests of the Participants will be calculated as follows:

PI	=	100	x	PTE
TE

where:

PI is the Participating Interest of a Participant

PTE is that Participant’s Total Expenditure as at date of calculation of the Participating Interest

TE is Total Expenditure of all Participants as at date of calculation of the Participating Interest

10.4	Operator to Make Calculations

If a Participant’s Participating Interest is diluting in accordance with clause 10.3, then calculations of Participating Interests must be made in each calendar quarter by the Operator at the same time as it prepares a Cash Call Notice in respect of a calendar quarter (and such a determination must also be made immediately upon a Participant, whose Participating Interest has been diluting, again becoming entitled and obliged to contribute to Joint Venture Expenditure). The Operator must, after having made such a calculation, notify the Participants of their respective Participating Interests and of the date on which the calculation of the Participating Interest was made by incorporating that information within the Cash Call Notice referred to above.

10.5	Failure to pay Contributions to Expenditure

A Participant’s failure to contribute to the Joint Venture Expenditure after electing to contribute constitutes default and will result in dilution at double the rate provided in clause 10.3. In other words, the contributions of the non-defaulting party will be valued at $2.00 for every $1 spent on the relevant Approved Program by the non-defaulting party.

10.6	Small Interests

If a Participant’s Participating Interest in the Joint Venture is diluted (whether by operation of clause 10.3 or otherwise) to less than 10%, then its Participating Interest in the Joint Venture will be converted to a 1% NSR in exchange for the assignment of the Participating Interest of that Participant to the remaining Participant, or, in the case of Participants, pro rata on the basis of their then existing Participating Interest.

11.	PROJECT FINANCING
11.1	Charging

Each Participant may charge, mortgage, assign by way of security or otherwise encumber its Participating Interest if and only if the chargee, mortgagee, assignee or encumbrancee (“Chargee”) agrees in a legally enforceable manner with the other Participant (“Non charging Participant”) that the rights and interests of the Non-charging Participant in the Joint Venture Property will not be subject to or prejudiced by the charge, mortgage, assignment or other encumbrance (“Security”) and that the Chargee and any liquidator, receiver, receiver and manager, assignee or transferee taking an interest in or relating to the Joint Venture Property under the Security or in the Participating Interest of the Participant granting the Security will be bound by the terms of the JVA and will take subject to the rights and interests in the Joint Venture Property of the Non-charging Participant.

11.2	No other Encumbrances

Except as specified in clause 11.1 or by operation of clause 10.6, no Participant may give or create any Encumbrance in or over its Participating Interest or the Joint Venture Property.

12.	ASSIGNMENT
12.1	Assignment to Affiliates
(1)

Each Participant may at any time assign part or all of its Participating Interest to an Affiliate of that Participant as long as the Affiliate enters into an agreement with the remaining Participant on terms to its satisfaction including terms by which:

(a)	it agrees to be bound by the JVA; and

(b)

if an Affiliate to which a Participant has assigned the whole or any part of its Participating Interest ceases to be an Affiliate of the assigning Participant it must immediately re-transfer that Participating Interest to the assigning Participant.

(2)

Unless otherwise agreed in writing by the Participants other than the Assignor, the Assignor remains liable for its obligations under the Agreement despite any assignment by the Assignor of any or all of its Participating Interest to an Affiliate.

12.2	Right of First Offer

Subject to clause 12.4, any Participant may at any time and from time to time sell or assign all or part of its Participating Interest to a third party as long as the Participant which wishes to sell its Participating Interest, gives notice to such effect to the other Participant and in such notice details the nature of the proposed transaction and the price therefor. The other Participant shall then have the right for a period of thirty (30) Business Days in which to give notice to the selling Participant that it elects to so purchase. If the other Participant gives such notice then the Participants shall enter into and consummate such sale. If the other Participant either indicates to the selling Participant that it is not interested in so purchasing or fails to give such notice, then the selling Participant may sell to any other third party on the terms offered to the other Participant or better (for the selling Participant). If such transaction is not consummated within one hundred and twenty (120) days of the original notice from the selling Participant to the other Participant, then the entire process shall again be required

12.3	Pre-emptive Rights

If a Participant is not proceeding under the protocol set out in clause 12.2 and receives a bona fide offer for the purchase or acquisition of the whole or any part of its Participating Interest which offer the Selling Participant desires to accept then the Selling Participant must, before unconditionally accepting the offer, notify the other Participant of the name of the offeror and of all of the terms and conditions of the offer and, if the consideration or any part of it is not in cash, of the cash value of the consideration or the relevant part of the consideration as determined by the Selling Participant and the following provisions will then apply:

(1)

within 5 Business Days after receipt of a notice under this clause 12.3 the other Participant may object in writing to a determination of the cash value of the consideration the subject matter of the offer and upon such an objection being made all of the Participants must seek to agree upon that cash value but if they cannot reach agreement within 5 Business Days after the date of objection, then that cash value will constitute a Dispute to be resolved in accordance with clause 15.3 (the cost of which determination must be borne, if the cash value determined is less than that determined by the Selling Participant, by the Selling Participant and in any other case by the Participant which objects to the Selling Participant’s determination);

(2)

the Participant other than the Selling Participant will have an option exercisable by notice in writing to the Selling Participant within 20 Business Days of the date of the Selling Participant’s notice under this clause 12.3 to acquire upon the same terms and conditions as are contained in the offer and for the consideration expressed in the offer or in lieu of any part of that consideration which is not a cash consideration, the cash value of it as determined or agreed in accordance with clause 12.3(1), the Participating Interest of the Selling Participant (or the part of the Participating Interest which is the subject matter of the offer) as the case may be;

(3)	the option granted under clause 12.3(2) will be capable of being exercised by all or any one or more of the Participants (other than the Selling Participant) and if it is exercised by more than one of them then they must purchase as between them in proportion to their Participating Interests inter se or in such other proportions as they may agree;

(4)

subject to the provisions of all Security, if the option granted under clause 12.3(2) is not duly exercised, then the Selling Participant may, subject to compliance with clause 12.4, within 5 Business Days after the expiry of the option accept the offer without any alteration whatsoever and if it does so it must take all reasonable steps, subject always to the terms of the offer, to complete the sale and purchase thereby arising within 50 Business Days after the date of acceptance; and

(5)

if the offer is not accepted within the time allowed in clause 12.3(4) or any material alteration of the offer is proposed the Selling Participant must not accept the offer after that time or as so altered without first having again complied with the foregoing provisions of this clause 12.3.

12.4	General Requirements

No assignment of a Participating Interest to a third person (including an Affiliate) will be effective unless it is for the entirety of such Participating Interest and until:

(1)

the assignee agrees with the other Participant (in form and terms satisfactory to that Participant) to assume and perform the duties, liabilities, terms and conditions by the JVA binding on the assigning Participant in relation to the Participating Interest being assigned; and

(2)	the assignee secures any and all necessary approvals of any Governmental Authority to that assignment.
13.	DEFAULT
13.1	Prior to Commercial Production

If at any time before the commencement of Commercial Production a Participant is a Defaulting Participant and the default is capable of remedy and the Defaulting Participant does not remedy that default within 20 Business Days after the Operator or a Non-defaulting Participant gives notice to the Defaulting Participant specifying the default and requiring it to be remedied then upon the expiration of the 20 Business Days referred to above, the Non-defaulting Participant will have an option to purchase the Defaulting Participant’s Participating Interest for a price equal to 80% of the average of the independent valuations of the defaulting Participant’s Participating Interest performed by 2 independent experts nominated by the Non-defaulting Participant. If the option granted under this clause 13.1 is not exercised, then the Non-defaulting Participant must use reasonable efforts to dispose of the Defaulting Participant’s Participating Interest for the price reasonably obtainable from a purchaser willing to comply with clause 12.4. All costs of the independent valuation and the costs of sale are to be borne by the Defaulting Participant and may be deducted from any proceeds of sale.

13.2	After Commercial Production

If at any time after the commencement of Commercial Production a Participant becomes a Defaulting Participant the saleable Mineral Product to which it is entitled under the JVA will, while it remains a Defaulting Participant, vest in the Operator upon trust for sale and any excess of proceeds and any unsold saleable Mineral Product will be paid and delivered to the Defaulting

Participant when its default has been remedied and the Operator’s costs of sale have been deducted.

13.3	Continuing Default after Commercial Production

If, despite action taken under clause 13.2, a Defaulting Participant continues to be in default (including, a default in respect of the payment of a contribution or other sum due in respect of the Joint Venture) and that default continues for 20 Business Days after a trust for sale arises under clause 13.2 or, on a fourth occasion within any continuous period of 2 years, a Participant becomes a Defaulting Participant, then, at the expiration of the period of 15 Business Days after notice is given by a Non-defaulting Participant to the Defaulting Participant that either of the foregoing events have occurred, if the Defaulting Participant is then still a Defaulting Participant the Participating Interest (including the right to saleable Mineral Product of the Defaulting Participant) will vest in the Operator, in trust, for sale and the trust for sale under clause 13.2 will cease. After a trust for sale arises under this clause 13.3, the non-defaulting Participant will have an option to purchase the Defaulting Participant’s Participating Interest for a price equal to the average of the independent valuations of the defaulting Participant’s Participating Interest performed by 2 independent experts. If the option granted under this clause 13.3 is not exercised, the Operator must use reasonable efforts to dispose of the Participating Interest held in trust for sale for the best price reasonably obtainable from a purchaser willing to comply with clause 12.4.

14.	WITHDRAWAL AND WINDING UP

There shall be no withdrawal by a Participant or winding up of the Joint Venture without adequate payment of, or security for, reclamation and closure costs.

15.	OTHER
15.1	Force Majeure

Force majeure provisions substantially as in Article 13 of the Agreement.

15.2	Confidentiality

Confidentiality provisions substantially as in Article 14 of the Agreement.

15.3	Dispute Resolution

As in Article 15 of the Agreement.

15.4	Area of Interest

No Participant will acquire any Mineral Rights (or an interest therein) or Other Rights (or an interest therein) located wholly or in part within the Area of Interest (the “Acquired Interest”) unless acquired in accordance with this clause 15.4.

If a Participant or any of its Affiliates acquires or proposes to acquire an Acquired Interest, within thirty (30) days after such acquisition or proposed acquisition, as the case may be, such Participant (and if it is an Affiliate of a Participant, the applicable Participant) shall notify the other Participant of such acquisition or proposed acquisition. Such notice shall describe in detail the Acquired Interest, the acquiring Participant or Affiliate and the cost thereof. In addition to such notice, the acquiring Participant shall make any and all information concerning the Acquired Interest available for inspection by the other Participant. Within thirty (30) days after receiving the notice and information, the other Participant shall notify the acquiring Participant of its election to include such Acquired Interest in the Joint Venture Property, and if it so elects then such Acquired Interest will be deemed Joint Venture Property and the Participants will bear the costs of such acquisitions in accordance with their respective Participating Interest. If the other Participant does not want to include such Acquired Interest as part of the Joint Venture Property, then the Participant which gave such notice and any of its Affiliates will be free to acquire or otherwise deal with such Acquired Interest for their own account, and such Acquired Interest will be deemed not subject to the Joint Venture.

15.5	No Partition

No Participant may seek or obtain partition of any of the Assets, including the Properties, or any interest therein whether by way of physical partition, sale or otherwise. No statute, regulation or law providing for partition, or partition and sale, shall apply to any of the Assets.

15.6	No Restriction on Other Activities

Each Participant has the unrestricted right to engage in, and receive the full benefit of, any activity outside the scope of the Joint Venture, without consulting with, or accounting to, the other Party, or permitting the other Party to participate in such activity.

15.7	Government Assistance

Any grant or other form of governmental financial assistance received by a Party with respect to Mining Operations shall be shared by the Parties, in the proportion of their respective Participating Interests at the time that such grant or financial assistance is received.

15.8	Additional Provisions

Such other provisions as may be customary and reasonable in mining ventures of this type.

OPTION AGREEMENT

SCHEDULE C

NET SMELTER RETURNS ROYALTY

ARTICLE 1

DEFINITIONS

1.1	Definitions
(a)	“Allowable Deductions” means, for any Month, all costs, charges and expenses paid, incurred, or deemed incurred by the Owner during that Month for or with respect to Products including:
(i)

charges for treatment in the smelting, refining and other beneficiation process (including handling, processing, interest, and provisional settlement fees, weighing, sampling, assaying umpire and representation costs, penalties, and other processor deductions),

(ii)

actual costs of transportation (including loading, freight, insurance, security, transaction taxes, handling, port, demurrage, delay, and forwarding expenses incurred by reason of or in the course of transportation) of Products from the Properties to the place of treatment and then to the place of Sale,

(iii)	costs or charges of any nature for or in connection with insurance, storage, or representation at a smelter or refinery for Products or refined metals, and
(iv)	sales, use, severance, excise, net proceeds of mine, and ad valorem taxes and any tax on or measured by mineral production, but not including income taxes of the Owner or Royalty Holder,

provided that:

(v)

whether Products are processed on or off the Properties in a facility wholly or partially owned by the Owner or a shareholder of the Owner or by an Affiliate of the Owner or an Affiliate of a shareholder of the Owner, Allowable Deductions will not include any costs that are in excess of those which would be incurred on an arm's length basis, or which would not be Allowable Deductions if those Products were processed by an independent third party; and

(vi)	there will be no Allowable Deductions from Gross Proceeds received as a result of a Loss.
(b)

“Gold Production” means the quantity of refined gold outturned during a Month to the Owner's pool account by an independent third party refinery in respect of Products, on either a provisional or final settlement basis.

(c)

“Gross Proceeds” means, for any Month, proceeds received or deemed to be received by the Owner for the Sale of Products from the Properties, whether processed on or off of the Properties (for greater certainty, including insurance proceeds in respect of any Loss), determined as follows, but subject to Section 4.6:

(i)	if Products are sold by the Owner in the form of ore, doré, or concentrates, then the Gross Proceeds in respect of such ore, doré or concentrates will be equal to the amount of the proceeds actually received by the Owner during the Month from the sale of such raw ore, doré or concentrates;

(ii)

if Products are sold by the Owner in the form of refined gold, then such gold will be deemed to have been sold at the Monthly Average Gold Price for the Month in which it was produced, and the Gross Proceeds in respect of gold will be determined by multiplying Gold Production for the Month by the Monthly Average Gold Price for the Month;

(iii)

if Products are sold by the Owner in the form of refined silver, then such silver will be deemed to have been sold at the Monthly Average Silver Price for the Month in which it was produced, and the Gross Proceeds in respect of silver will be determined by multiplying Silver Production for the Month by the Monthly Average Silver Price for the Month;

(iv)

if Products are sold by the Owner in the form of refined metals other than gold or silver then the Gross Proceeds will be equal to the amount of the proceeds actually received by the Owner during the Month from the sale of such refined metal; and

(v)	if there is a Loss of Products then the Gross Proceeds will be equal to the sum of the insurance proceeds in respect of such Loss.
(d)	“Loss” means an insurable loss of or damage to Products, whether or not occurring on or off the Properties and whether the Products are in the possession of the Owner or otherwise.
(e)	“Month” means a calendar month.
(f)

“Monthly Average Gold Price” means the average London Bullion Market Association “P.M. Gold Fix” (or should that quotation cease, another similar quotation acceptable to the Parties or, if they cannot agree, determined by arbitration hereunder), calculated by dividing the sum of all such prices reported for the Month by the number of days for which such prices were reported.

(g)

“Monthly Average Silver Price” means the average “New York Silver Price” as published daily by Handy & Harman (or, should that publication cease, another similar publication acceptable to the Parties or, if they cannot agree, determined by arbitration hereunder), calculated by dividing the sum of all such prices reported for the Month by the number of days for which such prices were reported.

(h)	“Net Smelter Returns” for any Month means for any Product, the Gross Proceeds for such Month from the Sale of such Product less Allowable Deductions for such Month related to such Product.
(i)	“Owner” means the legal and equitable owner of the Properties.
(j)

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof.

(k)

“Products” means the Owner’s share of all ores mined from the Properties and all concentrates and other mineral products, metals or minerals which are derived therefrom, whether on or off the Properties, for which there has been a Sale.

(l)	“Royalty” a royalty interest in the Net Smelter Returns.
(m)	“Royalty Holder” means a Person entitled to a Royalty.
(n)	“Sale” means a sale of a Product by or on behalf of the Owner or any Affiliate of the Owner to a Person who is not an Affiliate of the Owner, and is deemed to include any Loss prior to any such sale.
(o)

“Silver Production” means the quantity of refined silver outturned during a Month to the Owner's pool account by an independent third party refinery in respect of Products, on either a provisional or final settlement basis.

ARTICLE 2

OPERATION OF THE PROPERTIES

2.1	Owner to Determine Operations

The Owner may, but will not be obligated to treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the ores, concentrates, and other Products at sites located on or off the Properties, prior to sale, transfer, or conveyance to a purchaser, user, or consumer. The Owner will not be liable for mineral values lost in processing under sound practices and procedures, and no Royalty will be due on any such lost mineral values. The Owner will have complete discretion concerning the nature, timing and extent of all exploration, development, mining and other operations conducted on or for the benefit of the Properties and may suspend operations and production on the Properties at any time it considers prudent or appropriate to do so. The Owner will owe the Royalty Holder no duty to explore, develop or mine the Properties, or to do so at any rate or in any manner other than that which the Owner may determine in its sole and unfettered discretion.

2.2	Insurance

Notwithstanding Section 2.1, the Owner will obtain and maintain insurance against Loss of Products prior to their Sale, in such amounts and with such coverage as is customary in the industry (including, without limitation, fidelity insurance to protect against theft and business interruption coverage) with the Royalty Holder as a named insured.

2.3	Commingling

The Owner will not commingle of Products from the Properties with other ores, doré, concentrates, mineral products, metals or minerals produced elsewhere, unless the Operator and the Royalty Holder have agreed upon procedures for the weighing, sampling, assaying and other measuring or testing necessary to fairly allocate valuable metals contained in such Products and in the other ores, doré, concentrates, mineral products, metals and minerals.

ARTICLE 3

ASSIGNMENT

3.1	Assignment by the Royalty Holder

The Royalty Holder may convey or assign all or any undivided portion of the Royalty payable either for a stated term of years or up to a specified dollar amount, provided that such assignment will not be effective against the Owner until the assignee has delivered to the Owner a written and enforceable acknowledgment on the terms and conditions herein detailed.

3.2	Multiple Parties

Notwithstanding any assignment by the Royalty Holder, the Owner will not be or become liable to make payments in respect of the Royalty to, or to otherwise deal with, more than one Person. If the interests of the Royalty Holder hereunder are at any time owned by more than one Person, such owners will, as a condition of receiving payment hereunder, nominate one Person to act as agent and common trustee for receipt of monies payable hereunder and to otherwise deal with the Owner in respect of such interests (including, without limitation, the giving of notice to take or cease taking in kind) and no such owner will be entitled to administer or enforce any provisions of this Agreement except through such agent and trustee. In such events, the Owner will, after receipt of notice respecting the nomination of such agent and trustee, thereafter make and be entitled to make payments due hereunder in respect of the Royalty to such agent and trustee and to otherwise deal with such agent and trustee as if it were the sole holder of the subject Royalty.

3.3	Assignment by Owner

The Owner may transfer, sell, assign or otherwise dispose of all or any portion of its interest in the Properties provided that such disposition will not be effective as against the Royalty Holder until the purchaser has delivered to the Royalty Holder a written and enforceable acknowledgement of all of the terms and conditions herein detailed.

ARTICLE 4

PAYMENTS

4.1	Payment Obligation

The obligation to pay the Royalty will accrue when there has been a Sale, provided that:

(a)	there will be deemed to have been a Sale of treated metals upon the outturn of metals from such Products by the treatment facility to the account of the Owner; and
(b)	any Royalty due in respect of a Loss will accrue when the insurance proceeds are paid.
4.2	Provisional Settlements

Where the outturn of treated metals or a Sale (including an insurance settlement in respect of a Loss) is made on a provisional basis, the amount of the Royalty payable will be based upon the amount of metal or other Products or the value of the Loss credited by such provisional settlement, but will be adjusted to account for the amount of metal or other Products or the value of the Loss established by final settlement with the treatment facility or with the purchaser or insurer of other Products, as the case may be.

4.3	Due Date

Royalty payments will be due and payable quarterly on the last day of the Month next following the end of the calendar quarter in which the same accrued.

4.4	Royalty Statements

Royalty payments will be accompanied by a statement showing in reasonable detail on a Product by Product basis for the relevant quarter:

(a)	the quantities and grades of Products produced and for which there was a Sale in the quarter;
(b)	the actual proceeds of Sale received in the quarter;
(c)	the Allowable Deductions in the quarter; and
(d)	other pertinent information in sufficient detail to explain the calculation of the Royalty payment.
4.5	Adjustments

Subject to Section 4.2 hereof, all Royalty payments will be considered final and in full satisfaction of all obligations of the Owner with respect thereto, unless the Royalty Holder gives the Owner written notice describing and setting forth a specific objection to the determination thereof within one year after receipt by the Royalty Holder of the quarterly Royalty statement. If the Royalty Holder objects to a particular quarterly statement as herein provided, then:

(a)

the Royalty Holder will have the right, upon reasonable notice and at a reasonable time, to have the Owner's accounts and records relating to the calculation of the Royalty in question audited by a chartered accountant selected by the Royalty Holder and who enters into a confidentiality undertaking substantially on the terms of Section 8.2 hereof;

(b)

If such audit determines that there has been a deficiency or an excess in the payment made to the Royalty Holder, such deficiency or excess will be resolved by adjusting the next quarterly Royalty payment due hereunder. If production has ceased, settlement will be made between the Parties by cash payment; and

(c)

The Royalty Holder will pay all costs of such audit unless a deficiency of five percent or more of the amount due to the Royalty Holder is determined to exist. The Owner will pay the costs of such audit if a deficiency of five percent or more of the amount due is determined to exist.

Failure on the part of the Royalty Holder to make claim on the Owner for adjustment in such one year period will establish the correctness of the payment and preclude the filing of exception thereto or making of claims for adjustment thereon.

4.6	Conversion of Currency

All payments will be made in U.S. dollars.

4.7	Wire Transfer

Payments hereunder will be made without demand, notice, set-off, or reduction, by wire transfer in good, immediately available funds, to such account or accounts as the Royalty Holder may designate pursuant to wire instructions provided by the Royalty Holder to the Owner not less than three (3) Business Days prior to the dates upon which such payments are to be made.

4.8	Trading Activities of Owner

The Owner will have the right to market and sell refined metals and other Products in any manner it may elect, and will have the right to engage in forward sales, futures trading or commodity options trading and other price hedging, price protection, and speculative arrangements (“trading activities”) which may involve the possible physical delivery of Products. The Royalty will not apply to, and the Royalty Holder will not be entitled to participate in, the proceeds generated by the Owner, a shareholder of the Owner, or an Affiliate of either in trading activities or in the actual marketing or sales of Products. In determining the net proceeds from any Products subject to the Royalty, the Owner will not be entitled to deduct from Gross Proceeds any losses suffered by the Owner, a shareholder or an Affiliate in trading activities. In the event that the Owner engages in trading activities, the Royalty will be determined on the basis of the value of Products produced and without regard to the price or proceeds actually received by the Owner, for or in connection with the sale, or the manner in which a sale to a third party is made by the Owner. In the event that the Owner engages in trading activities in respect of Products other than refined metals, the Gross Proceeds will be determined on the basis of the value of such Products ex headframe or minesite loading facility in the case of ores or ex mill or other treatment facility in the case of other Products.

4.9	Books and Records

All books and records used by the Owner to calculate Royalty due hereunder will be kept according to Canadian generally accepted accounting principles.

ARTICLE 5

INDEMNITY

5.1	Indemnity

The Owner will defend, indemnify, reimburse and hold harmless the Royalty Holder, its officers, directors, shareholders, employees and its successors and assigns (collectively the “indemnified parties”), and each of them, from and against any and all claims, demands, liabilities, actions and proceedings, which may be made or brought against the Royalty Holder or which it may sustain, pay or incur that whosoever result from or relate to operations conducted on or in respect of the Properties that result from or relate to the mining, handling, transportation, smelting or refining of the Products or the handling of transportation of the Products.

5.2	Limitation

The indemnity provided in Section 5.1 is limited to claims, demands, liabilities, actions and proceedings that may be made or taken against an indemnified party its capacity as or related to the Royalty Holder as a holder of the Royalty and will not include any indemnity in respect of any claims, demands, liabilities, actions and proceedings against an indemnified party in any other capacity.

ARTICLE 6

DISPUTE RESOLUTION

6.1	Arbitrator

Any matter in dispute hereunder will be determined by Arbitration [define].

ARTICLE 7

MISCELLANEOUS

7.1	Confidentiality
(a)

All information, data, reports, records, feasibility studies and test results relating to the Properties and the activities of the Owner or any other party thereon and the terms and conditions of this Agreement, all of which will hereinafter be referred to as “confidential information”, will be treated by the Royalty Holder as confidential and will not be disclosed to any person not a Party to this Agreement, except in the following circumstances:

(i)

the Royalty Holder may disclose confidential information to its auditors, legal counsel, institutional lenders, brokers, underwriters and investment bankers, provided that such non-party users are advised of the confidential nature of the confidential information, undertake to maintain the confidentiality thereof and are strictly limited in their use of the confidential information to those purposes necessary for such non-party users to perform the services for which they were retained by the Royalty Holder;

(ii)

the Royalty Holder may disclose confidential information where that disclosure is necessary to comply with its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements or in relation to proposed credit arrangements, provided that the proposed disclosure is limited to factual matters and that the Royalty Holder will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled; or

with the approval of the Owner.

(b)	Any confidential information that becomes part of the public domain by no act or omission in breach of this Section 7.1 will cease to be confidential information for the purposes of this Section 7.1.
7.2	No Partnership

The Royalty is not intended to, and will not be deemed to, create any partnership relation between the Royalty Holder and the Owner including, without limitation, a mining partnership or commercial partnership. Neither of the Royalty Holder or the Owner will, as a consequence of the Royalty, have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of the other. Nothing in the Royalty will be deemed to constitute cover the Royalty Holder or the Owner the partner, agent or legal representative of the other.